Filed Pursuant to Rule 424(B)3
                                                   Registration Number 333-56051



                             SUBJECT TO COMPLETION
            PRELIMINARY PROSPECTUS SUPPLEMENT DATED AUGUST 12, 1998


PROSPECTUS SUPPLEMENT
---------------------
(To Prospectus dated June 15, 1998)



                                 $200,000,000

                             HRPT Properties Trust
                              % Senior Notes due 2003

                               ----------------

     HRPT Properties Trust ("HRP" or the "Company") is a real estate investment trust (a "REIT") which invests in office buildings and healthcare facilities.
Proceeds of the    % Senior Notes due 2003 (the "Notes") offered hereby will be used to refinance existing indebtedness and for new investments.

     The Notes will mature on August   , 2003. Interest on the Notes will be
payable semi-annually on each February    and August   , commencing February
  , 1999. The Notes will be redeemable at any time, at the option of the Company, in whole or in part, at a redemption price equal to the sum of (i) the principal amount being redeemed, (ii) accrued and unpaid interest to but excluding the redemption date and (iii) a Make-Whole Amount, as defined herein.

                               ----------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


================================================================================
                          Price        Underwriting     Proceeds to
                      to Public(1)      Discount(2)     Company(3)
--------------------------------------------------------------------------------
Per Note .............        %                %                 %
--------------------------------------------------------------------------------
Total ................ $                $                $
================================================================================


(1) Plus accrued interest, if any, from date of issuance.

(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."

(3) Before deducting expenses payable by the Company estimated at approximately
    $        .

                               ----------------

     The Notes are offered by the Underwriters, subject to prior sale, when, as and if issued to and accepted by the Underwriters, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the Notes will be made in book-entry form through the facilities of The Depository Trust Company ("DTC") in New York, New York on or about August
  , 1998.

                               ----------------

Merrill Lynch & Co.

            Donaldson, Lufkin & Jenrette

                                   Morgan Stanley Dean Witter

                                                            Salomon Smith Barney

                               ----------------

           The date of this Prospectus Supplement is August   , 1998.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES AT A LEVEL WHICH MIGHT NOT OTHERWISE PREVAIL. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME. THE UNDERWRITERS MAY ALSO PURCHASE NOTES TO COVER SHORT POSITIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                         PROSPECTUS SUPPLEMENT SUMMARY


     The following summary pertaining to the offering of the Notes by the Company (the "Offering") should be read together with the detailed information and financial statements appearing elsewhere or incorporated by reference in this Prospectus Supplement and the attached Prospectus dated June 15, 1998 (the "Prospectus"). All references to HRP or the Company include consolidated subsidiaries. Unless otherwise noted, the information presented is as of July 31, 1998 and does not include the transactions described in "Recent Developments--Investments--1998 Commitments."


                                  THE COMPANY


     HRP owns 246 properties located in 35 states and the District of Columbia. Sixty-five percent (65%) of the Company's investments, at cost, are in commercial office properties. HRP has a total market capitalization of $3.2 billion, of which over $2.2 billion is equity. Throughout its operating history the Company has maintained a conservative balance sheet:



[PIE CHART]

                              Investment Portfolio
                         (at cost, dollars in millions)

                    Office         Healthcare          Other
                    ------         ----------          -----
                    $1,912           $910              $100
                      65%             32%               3%

[/PIE CHART]



                          Conservative Capitalization

                                     Debt as a Percentage of
                                         Total Capital
                                   --------------------------
                                    Book Basis   Market Basis
                                   ------------ -------------
        Since inception ..........      32.1%        24.6%
        Past 10 years ............      32.1         24.4
        Past 5 years .............      31.1         23.3
        Past year ................      35.1         26.7
        At June 30, 1998 .........      31.8         25.8


     HRP's ability to service its debt depends upon its receipt of rents from tenants. The Company's largest tenant is the U.S. Government, which leases 28 office buildings acquired by HRP for $446.1 million. The Company's largest commercial tenant is Marriott International, Inc. (an investment grade rated company), which leases 14 retirement communities acquired by HRP for $325.5 million. Almost 76% of HRP's rents come from companies which are themselves investment grade rated or are publicly owned. Over 71% of HRP's revenues come from leases that do not expire before 2003.



                           Lease Maturities

                                            Percentage of
                 Year                       Annual Revenues
                 ----                      -----------------
                 1998 ...............         3.9%
                 1999 ...............         4.3
                 2000 ...............         4.0
                 2001 ...............        10.8
                 2002 ...............         5.4
                 2003-2008 ..........        34.2
                 After 2008 .........        37.4


                           Tenant Strength

                                            Percentage of
         Tenant                             Annual Revenues
         ------                             ----------------
         U.S. Government ...................        16.9%
         Marriott International ............         7.8
         Other Investment Grade Tenants ....        24.4
         Other Public Tenants ..............        26.8
         Private Tenants ...................        24.1







     Since 1994 HRP's senior debt has been rated investment grade from Moody's Investors Service, Standard & Poor's Ratings Services and Fitch IBCA, Inc. In June 1998 Moody's upgraded the Company's outstanding subordinated convertible debt to investment grade, Baa3. At the same time, Moody's affirmed the Company's senior debt rating at Baa2. Also in June of 1998 Standard & Poor's and Fitch affirmed the Company's senior debt ratings as BBB and BBB+, respectively, and Standard & Poor's senior debt rating was raised to "positive outlook."

                                 THE OFFERING


     All capitalized terms used herein and not defined herein have the meanings provided in "Description of the Notes." For a more complete description of the terms of the Notes, see "Description of the Notes" below and "Description of Debt Securities" contained in the accompanying Prospectus.


 Securities Offered ............. $200,000,000 aggregate principal amount of %
                                  Senior Notes due 2003.

 Maturity ....................... The Notes will mature on August , 2003 unless previously redeemed.

 Interest Payment Dates ......... Interest on the Notes will be payable semi-annually in arrears on February and August of
                                  each year, commencing February , 1999.

 Ranking ........................ The Notes will be senior unsecured obligations of the Company, and will rank equally with the
                                  Company's other unsecured and unsubordinated
                                  indebtedness. The Notes will be effectively
                                  subordinated to mortgages and other secured
                                  indebtedness of the Company and to indebtedness
                                  and other liabilities of any subsidiary of the
                                  Company.

 Optional Redemption ............ The Notes will be redeemable, at the option of the
                                  Company, in whole or in part, at a redemption
                                  price equal to the sum of (i) the principal amount
                                  of the Notes being redeemed, (ii) accrued and
                                  unpaid interest to but excluding the redemption
                                  date and (iii) the Make- Whole Amount.

 Use of Proceeds ................ The net proceeds to the Company of approximately $
                                  million from the sale of the Notes will be used to
                                  reduce indebtedness outstanding under the
                                  Company's $500 million revolving bank credit
                                  facility (the "Bank Credit Facility") and for new
                                  investments.

 Limitations on Incurrence
  of Debt ....................... The Notes will contain various covenants including the following:

                                  (1)  Neither the Company nor any Subsidiary (as
                                       defined) may incur any Debt (as defined) if,
                                       after giving effect thereto, the aggregate
                                       principal amount of all outstanding Debt of
                                       the Company and its Subsidiaries on a
                                       consolidated basis is greater than 60% of the
                                       sum ("Adjusted Total Assets") of (i) the
                                       Total Assets (as defined) of the Company and
                                       its Subsidiaries as of the end of the most
                                       recent calendar quarter and (ii) the purchase
                                       price of any real estate assets or mortgages
                                       receivable acquired, and the amount of any
                                       securities offering proceeds received (to the
                                       extent that such proceeds were not used to
                                       acquire real estate assets or mortgages
                                       receivable or used to reduce Debt), by the
                                       Company or any Subsidiary since the end of
                                       such calendar quarter, including those
                                       proceeds obtained in connection with the
                                       incurrence of such additional Debt. On an as
                                       adjusted basis, Debt would have been 30% of
                                       Adjusted Total Assets as of June 30, 1998.

                                  (2)  Neither the Company nor any Subsidiary may
                                       incur any Secured Debt if, after giving
                                       effect thereto, the aggregate principal
                                       amount of all outstanding Secured Debt of the
                                       Company and its Subsidiaries on a
                                       consolidated basis is greater than 40% of the
                                       Company's Adjusted Total Assets. On an as
                                       adjusted basis, Secured Debt would have been
                                       less than 1% of Adjusted Total Assets as of
                                       June 30, 1998.

                                  (3)  Neither the Company nor any Subsidiary may
                                       incur any Debt, if, after giving effect
                                       thereto, the ratio of Consolidated Income
                                       Available for Debt Service (as defined) to
                                       the Annual Debt Service (as defined) for the
                                       four consecutive fiscal quarters most
                                       recently ended prior to the date on which
                                       such additional Debt is to be incurred shall
                                       have been less than 1.5x on a pro forma basis
                                       after giving effect to certain assumptions.
                                       On an as adjusted basis, the Consolidated
                                       Income Available for Debt Service would have
                                       been 4.5x the Annual Debt Service for the 12
                                       months ended June 30, 1998.

                                  (4)  The Company and its Subsidiaries will
                                       maintain Total Unencumbered Assets of not
                                       less than 200% of the aggregate outstanding
                                       principal amount of the Unsecured Debt (as
                                       defined) of the Company and its Subsidiaries
                                       on a consolidated basis. On an as adjusted
                                       basis, Total Unencumbered Assets would have
                                       been 325% of the aggregate outstanding
                                       principal amount of Unsecured Debt as of June
                                       30, 1998.


           SUMMARY HISTORICAL AND AS ADJUSTED FINANCIAL INFORMATION

     The following table sets forth certain financial information of the Company, which is derived from the audited and unaudited financial statements of the Company incorporated herein by reference, and it should be read in conjunction with those financial statements and the accompanying footnotes. All amounts in the table below are in thousands, except per share amounts.



                                                                                                       Six Months Ended
                                                    Year Ended December 31,                                June 30,
                              ------------------------------------------------------------------- --------------------------
                                  1993         1994          1995          1996          1997         1997          1998
Operating Data:               ------------ ------------ ------------- ------------- ------------- ------------ -------------
 Total revenues                 $ 56,485     $ 86,683     $ 113,322     $ 120,183     $ 208,863     $ 88,391     $ 155,243
 Net income (1)                   33,417       49,919        64,236        73,254       114,000       47,257        65,192
 Dividends (2)                    44,869       76,317        83,954        94,299       144,271       71,114        90,365
Per Share:
 Net income (basic and
   diluted) (1)                 $    .97     $    .95     $    1.08     $    1.11     $    1.24     $   0.55     $    0.60
 Dividends (2)                      1.30         1.33          1.38          1.42          1.46         0.72          0.76
 Average shares outstanding       34,407       52,738        59,227        66,255        92,168       85,388       107,994
Other Data:
 Funds From Operations (3)      $ 46,566     $ 71,851     $  84,638     $  99,106     $ 146,312     $ 65,141     $  95,068
 FFO per basic share                1.35         1.36          1.43          1.50          1.59         0.76          0.88
 FFO per diluted share              1.35         1.36          1.43          1.49          1.57         0.75          0.86
 Ratio of earnings to Fixed
   Charges (4)                       6.8x         6.7x          3.4x          4.3x          3.9x         3.8x          3.2x


                                                           December 31,                                    June 30, 1998
                                 ----------------------------------------------------------------- -----------------------------
                                     1993        1994         1995          1996          1997         Actual     As Adjusted(5)
Balance Sheet Data:              ----------- ----------- ------------- ------------- ------------- ------------- ---------------
 Real estate investments, cost    $542,092    $806,560    $1,019,477    $1,259,006    $2,184,445    $2,862,374      $2,862,374
 Real estate investments, net      507,123     766,990       963,622     1,182,085     2,072,776     2,725,126       2,725,126
 Total assets                      527,662     840,206       999,677     1,229,522     2,135,963     2,804,342       2,874,342
 Total borrowings                   73,000     216,513       269,759       492,175       787,879       860,282         930,282
 Total shareholders' equity        441,135     602,039       685,592       708,048     1,266,260     1,848,193       1,848,193

---------
(1) Includes, as an extraordinary charge, the write-off of deferred finance charges resulting from prepayment of debt of $4.3 million ($.13 per share), $2.0 million ($.04 per share), $3.9 million ($.06 per share), $1.1 million ($.01 per share) and $2.1 million ($.02 per share) for the years 1993, 1994, 1996, 1997 and the six months ended June 30,1998, respectively. Includes gain on sale of properties of $4.0 million ($.08 per share), $2.5 million ($.04 per share) and $2.9 million ($.03 per share), in 1994, 1995, and 1997, respectively, and a provision for loss on sale of properties of $10.0 million ($.19 per share) in 1994.

(2) Amounts represent dividends declared with respect to the periods shown.

(3) The Company's "Funds From Operations" ("FFO") represents net income (computed in accordance with generally accepted accounting principles ("GAAP")), before gain or loss on sale of properties and extraordinary items, depreciation and other non-cash items and includes HRP's pro rata share of the FFO of Hospitality Properties Trust ("HPT"), a former subsidiary of the Company, which is now a separate publicly traded REIT in which the Company maintains a minority equity interest. Management considers FFO to be a measure of the financial performance of an equity REIT that provides a relevant basis for comparison among REITs. FFO does not represent cash flow from operating activities (as determined in accordance with GAAP) and should not be considered as an alternative to net income as an indicator of the Company's financial performance or to cash flows as a measure of liquidity.

(4) These ratios were computed by dividing the Company's earnings by fixed charges. For this purpose, earnings have been calculated by adding fixed charges to income before taxes, extraordinary items and gain or loss on the disposition of real property. Fixed charges consist of interest costs and amortization of deferred financing costs.

(5) Adjusted to give effect to this Offering and the expected application of the proceeds thereof to reduce borrowings under the Bank Credit Facility.

                              RECENT DEVELOPMENTS


     From January 1, 1998 through July 31, 1998 HRP engaged in the following significant activities:


Investments

     1998 Investments. Between January 1, 1998 and July 31, 1998 HRP purchased 35 office properties with 5.4 million square feet for total consideration of $758.9 million:


Location                                Major Tenants                      Investment  Square Feet
--------                                -------------                      ----------  ------------
Individual Investments Over $20 Million                                       (000's)
Philadelphia, PA                        Mellon Bank, FMC Corporation      $  247,527   1,258,560
Philadelphia, PA                        PNC Bank                             115,408     825,374
Washington, D.C.                        Inter-American Development Bank       59,729     187,832
Wilmington, DE                          Chase Manhattan Bank                  42,250     256,924
Rockville, MD                           US Food and Drug Administration       32,509     187,616
Quincy, MA (2 buildings)                Putnam Investments, Inc.              31,869     222,726
Other Investments
Austin, TX metro area                   Three buildings                       27,283     235,239
Boston, MA metro area                   Two buildings                         15,642     138,111
Minneapolis, MN metro area              Three buildings                       38,580     511,994
Orlando, FL metro area                  Three buildings                       10,229      46,323
Philadelphia, PA metro area             Four buildings                        24,892     198,019
Pittsburgh, PA metro area               Two buildings                         18,151     307,414
Other locations                         Eleven buildings                      94,842   1,053,238

  1998 Commitments. As of July 31, 1998 HRP had entered into purchase agreements with respect to 12 properties for total consideration of $199.9 million. In addition, in the normal course of its business the Company regularly issues letters of intent or engages in negotiations to purchase new properties and to lease existing or new properties. All of the pending transactions are subject to various contingencies typical of commercial real estate transactions, and no assurances can be provided as to when or if these properties will be acquired.


Financing

     Common Stock. During February and March 1998 HRP sold 6,977,575 shares to four unit investment trusts sponsored by various investment banks. In June 1998 HRP sold 25 million shares in an underwritten public offering. The net proceeds of these offerings of $580.3 million were used to repay outstanding amounts under the Bank Credit Facility and for new investments.

     Unsecured Term Debt. During February 1998 HRP issued $100 million of unsecured 6.70% Notes due 2005 and $50 million of unsecured Remarketed Reset Notes due 2007. The Remarketed Reset Notes currently require interest at 6.3% per annum, but this interest rate and other terms are subject to change in July 1999. The $148.9 million net proceeds of these offerings were used to repay outstanding amounts under the Bank Credit Facility and for new investments.

     Bank Credit Facility. The Bank Credit Facility is used for interim acquisition funding and for working capital until equity or long term debt is raised. At January 1, 1998 the Bank Credit Facility permitted borrowings up to $450 million and was scheduled to mature in 2001. In April 1998 the Bank Credit Facility was amended to permit borrowings up to $500 million and to extend the maturity to 2002.


Other Matters

     Ratings Agencies. In June 1998 Moody's Investors Service, Inc. upgraded the Company's outstanding subordinated convertible debt to investment grade, Baa3. At the same time, Moody's affirmed the Company's senior debt rating at Baa2. Also in June of 1998 Standard & Poor's Ratings Services and Fitch IBCA, Inc. affirmed the Company's senior debt ratings as BBB and BBB+, respectively, and Standard & Poor's senior debt rating was raised to "positive outlook."

     Change of Name. On July 1, 1998 the Company's name changed from "Health and Retirement Properties Trust" to "HRPT Properties Trust." This name change is intended to call attention to the fact that the Company invests in commercial office properties as well as health care related real estate.

     New Trustee. On June 16, 1998 Mr. Patrick F. Donelan was elected a Trustee of the Company. Mr. Donelan filled a vacancy created by the death of Mr. Ralph
J. Watts. Mr. Donelan is currently Executive Vice President of Dresdner Kleinworth Benson North America LLC of New York, a subsidiary of Dresdner Bank AG of Germany.


                                CAPITALIZATION

     The following table shows the capitalization of the Company as of June 30, 1998 and on an as adjusted basis to give effect to the completion of this Offering and the application of the proceeds thereof.

                                                                              June 30, 1998
                                                                      ------------------------------
                                                                          (dollars in thousands)
                                                                                            As
                                                                          Actual         Adjusted
                                                                      -------------   --------------
Bank Credit Facility ..............................................    $  130,000       $       --
Mortgage debt payable .............................................        25,561           25,561
Senior notes payable, net .........................................       499,858          699,858
7.25% Convertible Subordinated Debentures due 2001 ................        40,000           40,000
7.5% Convertible Subordinated Debentures due 2003 .................       164,863          164,863
                                                                       ----------       ----------
   Total indebtedness .............................................       860,282          930,282
Shareholders' equity:
 Preferred Shares of Beneficial Interest, par value $.01 per share;
   50,000,000 authorized, none issued .............................            --               --
 Common Shares of Beneficial Interest, par value $.01 per share;
   150,000,000 shares authorized; 131,533,678 shares issued and
   outstanding ....................................................         1,315            1,315
 Additional paid-in capital .......................................     1,964,627        1,964,627
 Cumulative net income ............................................       485,490          485,490
 Dividends ........................................................      (603,239)        (603,239)
                                                                       ----------       ----------
  Total shareholders' equity ......................................     1,848,193        1,848,193
                                                                       ----------       ----------
Total capitalization ..............................................    $2,708,475       $2,778,475
                                                                       ==========       ==========

                                USE OF PROCEEDS

     The net proceeds to the Company from this Offering are estimated to be
approximately $     million. Approximately $185 million of the net proceeds
from this Offering will be used to fully repay amounts outstanding under the Company's Bank Credit Facility at July 31, 1998. The remaining net proceeds plus new borrowings under the Bank Credit Facility will be used to fund the acquisitions listed in "Recent Developments--Investments--1998 Commitments." In the event such acquisitions are not consummated, net proceeds of this Offering remaining after repayment of the Bank Credit Facility will be used for general business purposes including new acquisitions. Outstanding amounts under the Company's Bank Credit Facility bear interest, at the Company's option, at LIBOR plus 75 basis points or prime, and the Bank Credit Facility expires in 2002. At July 31, 1998 the interest rate applicable to the Bank Credit Facility was 6.4% per annum.


                                  THE COMPANY

     The Company is one of the largest publicly traded REITs in the United States with a total market capitalization of $3.2 billion, of which over $2.2 billion is equity. The Company has investments in 246 properties located in 35 states and the District of Columbia. The Company principally invests in office buildings and healthcare facilities. In addition, 3% of the Company's assets, at cost, is an equity investment in HPT, a NYSE listed REIT formed by the Company. The principal executive offices of the Company are located at 400 Centre Street, Newton, Massachusetts 02458; and its telephone number is (617) 332-3990.

Commercial Office Properties

     The Company began to invest in multi-tenant medical office buildings in the early 1990s. After the acquisition of a portfolio of 28 properties leased to the U.S. Government, the Company developed the infrastructure to acquire and manage office buildings on a nationwide basis. The Company believes that certain current business trends have created favorable investment opportunities for commercial office properties: institutional investors have begun disposing of their direct ownership of properties and to invest in more liquid real estate securities; purchasers of distressed properties in the early 1990s are now divesting their improved assets; and many businesses are selling their owned real estate to invest proceeds in core activities. Although there are other REITs and companies that specialize in acquiring and owning commercial office properties, the Company believes that these trends will afford it numerous investment opportunities at attractive prices for several years. Moreover, unlike most REITs that focus exclusively upon commercial office properties, the Company's focus to date has been upon stabilized office properties, with long term leases to strong credit tenants rather than properties that afford immediate turn around potential because of vacancies or short term leases.


Government Office Properties

     Most U.S. Government office space requirements are managed by the General Services Administration ("GSA"). Most large GSA leases are written for initial terms of 10 to 20 years plus tenant renewal options totaling an additional 5 to 20 years. Many GSA leases, including leases for some of the Company's properties, permit the Government to terminate the lease by notice given any time after a so-called "firm term." The weighted average remaining firm term for the Government office properties owned by the Company is approximately seven years. From 1980 to September 1996 the amount of space leased by the GSA increased from 139 million square feet to 146 million square feet. This increase in U.S. Government leased space occurred despite a declining civilian government work force, as federal civilian employment decreased approximately 9% from 2.2 million employees in 1980 to 2.0 million employees in 1995. The Company believes that the GSA's long term demand for leased space will continue to be strong as a result of federal budget pressure to limit capital expenditures and the need to use funds available for capital expenditures to modernize the GSA inventory of owned buildings, over half of which exceed 50 years of age. Based upon the Government's investments in tenant improvements to the Company's properties, the high cost of relocation and the stability of the missions and space requirements of the Government agencies that occupy these properties, the Company believes that there is a high probability of GSA lease renewals for its properties through their renewal options, and in many cases beyond those periods. Moreover, because of the locations of many of these properties and the high standards to which they have been developed, the Company believes it may be able to lease or sell most of these properties to commercial users in the event the Government terminates or fails to renew a lease.


Healthcare Properties

     The population of the United States is aging. According to information from the U.S. Census Bureau, the segment of the U.S. population age 65 and over is increasing and is expected to increase sharply through the year 2020. The Company believes that the demand for services provided at retirement communities, assisted living centers and nursing homes should increase as the population ages. Certain recent federal and state legislation seeks to limit the amount of growth in government expenditures for Medicare and Medicaid. These limitations may adversely affect the profitability of healthcare operating companies and might, in certain circumstances, affect their ability to pay rent or service debt. These government funding limitations will likely also make it less profitable to construct new healthcare facilities and this may increase the value of existing facilities. The Company believes that the net effect of these demographic and legislative changes will be to make it less profitable to provide services and facilities for government funded patients and more profitable to provide services and facilities for non-government funded patients. The Company intends to respond to these changes in three ways:
(i) by focusing new investments in healthcare properties that are not directly dependent upon a high percentage of Medicaid or Medicare revenues, including retirement housing, assisted living facilities, medical office buildings and nursing homes with a high percentage of private pay revenues; (ii) by encouraging and making funding available to the operators of the Company's properties to improve these properties in order to attract a greater amount of non-government revenues and (iii) whenever possible, by making new investments in properties leased to well capitalized operators.

Equity Investment in HPT

     The Company has invested $100 million and owns 4,000,000 common shares of beneficial interest of HPT, which constitute 9.3% of the total HPT shares outstanding. HPT is a REIT in the business of owning hotels and leasing them to independent hotel operating companies. HPT was organized by the Company in February 1995 as an outgrowth of the Company's relationship with Host Marriott Corporation and Marriott International, Inc. ("Marriott"), which arose from the Company's previous investment in retirement communities leased to Marriott. In August 1995 HPT completed an initial public offering of shares and on August 10, 1998 had a total equity market capitalization of $1.2 billion. HPT currently owns or has commitments to purchase 167 hotels, which are located in 35 states and contain 22,367 rooms. The Company receives dividends on its HPT shares at the current annual rate of $2.60 per share. The Company's financial reports include its share of HPT's operating results under the equity method of accounting. HPT shares are listed on the NYSE, and on August 10, 1998 the last reported sale price for HPT shares was $28-7/8 per share.


                               INVESTMENT POLICY

     In order to benefit from potential property appreciation, the Company prefers to own and lease properties rather than make mortgage investments. Approximately 97.1% of the Company's investments are in owned properties.


[PIE CHART]

                         Type of Investment
                        (dollars in millions)

                     Owned*              Mortgages
                     ------              ---------
                     $2,838                $84
                       97%                  3%

[/PIE CHART]

----------
* Owned properties include the Company's equity investment in HPT. HPT owns all of its hotels.


                               FINANCING POLICY

     The Company considers equity offerings when, in the Company's judgment, doing so will improve the Company's capital structure, while not materially adversely affecting the market value of its shares or impeding the Company's ability to increase regularly its per share dividend rate. In addition to the use of equity, the Company utilizes short term and long term borrowings to finance investments and to pay operating expenses. The Company's current unsecured senior indebtedness has been rated investment grade by Standard & Poor's Ratings Services (BBB), Moody's Investors Service, Inc. (Baa2) and Fitch IBCA, Inc. (BBB+). When variable rate debt is used, the Company may purchase interest rate futures contracts to hedge against changes in interest rates. The Company's borrowing guidelines established in the Bank Credit Facility and by its Board of Trustees prohibit the Company from maintaining a debt to book capitalization ratio of greater than .50 to 1, except in certain limited circumstances. On June 30, 1998 the Company's debt to book capitalization ratio was .32 to 1. After completion of the Offering and the application of the proceeds thereof, the Company's as adjusted debt to book capitalization ratio will be approximately .33 to 1. As of June 30, 1998 approximately $204.9 million of the Company's total debt outstanding was represented by subordinated convertible debentures, convertible into shares at $18.00 per share. Upon conversion of these debentures and completion of this Offering, the Company's as adjusted debt to book capitalization ratio would be approximately .26 to 1. The Company may in the future choose to modify its debt to book capitalization guidelines. There can be no assurance that any debentures will be converted or that equity or debt capital will be available in the future on reasonable terms to fund the Company's operations or growth.

                               LEASE EXPIRATIONS

     The following table sets forth the percentage of the Company's annual revenues from investments represented by leases and mortgages that expire or mature in the years 1998 through 2007 and thereafter.


                                        As Adjusted         Percentage of
Year                                 Annual Revenues(1)    Annual Revenues
----                                 ------------------    ---------------
                                   (dollars in thousands)
1998 ............................         $ 15,165                3.9%
1999 ............................           16,738                4.3
2000 ............................           15,869                4.0
2001 ............................           42,230               10.8
2002 ............................           21,181                5.4
2003 ............................           32,753                8.3
2004 ............................           18,425                4.7
2005 ............................           27,665                7.0
2006 ............................           38,783                9.9
2007 and thereafter (2) .........          164,016               41.7
                                          --------              -----
Totals: .........................         $392,825              100.0%
                                          ========              =====

----------

(1) As adjusted annual revenues are for the period ended July 31, 1998 and assume all acquisitions described in "Recent Developments-- Investments--1998 Investments" occurred on January 1, 1997. Most of the Company's commercial office properties and properties leased to the U.S. Government are leased on a gross or modified gross lease basis. Most of the Company's healthcare properties are leased on a net lease basis. Accordingly, the revenues received by the Company from the commercial office and government office properties are not necessarily indicative of the net operating income from those properties, and the revenues and percentage of total revenues are not necessarily indicative of the net operating income or FFO likely to be realized by the Company.

(2) Includes the Company's pro rata share of revenues of HPT. All of HPT's leases expire after 2007. The Company reports income and FFO derived from its investment in HPT using the equity method of accounting. The Company believes its pro rata share of HPT's revenues included above is an appropriate means to reflect the lease expirations in the Company's current investment portfolio.


                                  THE TENANTS

     The Company's financial condition depends, in large part, upon the financial condition of its tenants. The Company's two largest tenants are the U.S. Government and Marriott. Approximately 49.1% of the Company's annual revenues are derived from tenants whose unsecured obligations are rated investment grade. Another 26.8% of the Company's annual revenues come from other public companies that are not investment grade rated but for whom credit evaluation information is readily available.


                                                                Percentage of
                                                                 As Adjusted
Tenant                                                        Annual Revenues(1)
------                                                       -------------------
U.S. Government ............................................         16.9%
Marriott ...................................................          7.8
Other Investment Grade Tenants .............................         24.4
Other Public Owned Tenants (2) .............................         26.8
                                                                    -----
Subtotal Investment Grade and Other Public Tenants .........         75.9
Other Tenants ..............................................         24.1
                                                                    -----
Totals: ....................................................        100.0%
                                                                    =====

----------

(1) As adjusted annual revenues are for the period ended July 31, 1998 and assume all acquisitions described in "Recent Developments-- Investments--1998 Investments" occurred on January 1, 1997. Most of the Company's commercial office properties and properties leased to the U.S. Government are leased on a gross or modified gross lease basis. Most of the Company's healthcare properties are leased on a net lease basis. Accordingly, the revenues received by the Company from the commercial office and government office properties are not necessarily indicative of the net operating income from those properties, and the revenues and percentage of total revenues are not necessarily indicative of the net operating income or FFO likely to be realized by the Company.

(2) Includes the Company's $100 million investment in HPT and the Company's pro rata share of HPT's revenues. HPT is itself investment grade rated by Standard & Poor's Ratings Services (BBB-) and by Moody's Investors Service, Inc. (Baa3). However, the Company's investment in HPT is an equity investment and not a debt obligation of HPT. The Company reports income and FFO derived from its investment in HPT using the equity method of accounting. The Company believes its pro rata share of HPT's revenues should be included in its percentage of revenues derived from publicly owned companies as 100% of HPT's hotels are currently operated by affiliates of publicly owned companies.

     U.S. Government. Most of the Company's U.S. Government leases were undertaken by the GSA and assigned to other Government agencies including the U.S. Department of Veterans Affairs, the Internal Revenue Service, the U.S. Department of Agriculture, the National Institute of Standards and Technology, U.S. Defense Information Systems, and the U.S. Department of Energy. All of these leases are general obligations of the U.S. Government.

     Marriott International. Marriott is a NYSE-listed company with an equity market capitalization on August 10, 1998 of $8.3 billion. In addition to its retirement housing and assisted living properties, some of which are leased from the Company, Marriott owns and operates hotels and other businesses on a worldwide basis and has announced annual revenues of approximately $10.2 billion. Marriott has unconditionally guaranteed its lease obligations to the Company. Marriott's senior credit obligations are rated investment grade by Standard & Poor's Ratings Services (BBB) and Moody's Investors Service, Inc.
(Baa2).

     Investment Grade Tenants. The Company leases office space to the following investment grade companies or their subsidiaries: Goldman Sachs & Co., New York Life Insurance Company, Ford Motor Credit Corp., Northern Telecom Ltd., SmithKline Beecham Corporation, Merck & Co., Inc., Aetna Inc., PNC Bank Corp., FMC Corporation, Druck Corporation, AT&T Corp., IBM Corp., Motorola, Inc., FedEx Incorporated, Legg Mason Wood Walker Incorporated, Merrill Lynch & Co., USF&G Corporation, SBC Communications, Inc., Hoechst AG, Schering-Plough Corporation, Marsh McLennan, Inc., Bell Atlantic Corporation, Mellon Bank Corporation, The Chase Manhattan Corporation, Mobil Corporation, General Electric Capital Corporation, The Reynolds & Reynolds Company, Sprint Corporation, Oracle Corporation, CIGNA Corporation, Eastman Kodak Corporation, Pitney Bowes, Inc., Staples, Inc., and HEALTHSOUTH Corporation. Certain of the Company's properties are leased to not-for-profit entities that are investment grade rated: two medical clinic buildings and a headquarters office building in Mid-Town Manhattan are leased to Health Insurance Plan of Greater New York, a not-for-profit health maintenance organization; medical office buildings in Boston, Massachusetts and Aurora, Colorado are principally leased to affiliates of Boston's Beth Israel Hospital, Boston's Children's Medical Center, Harvard Pilgrim Healthcare (a Boston area not-for-profit health maintenance organization), and Columbia HealthOne LLC (a joint venture between Columbia/HCA Healthcare Corporation and HealthOne, Inc., a not-for-profit healthcare system); and Cedars Sinai Medical Center, a not-for-profit hospital based in Los Angeles, is the largest tenant in two medical office buildings and garages attached to that hospital that are owned by the Company.

     Other Public Company Tenants. The Company also leases to the following publicly owned tenants or their subsidiaries: Paragon Health Network, Inc., Brookdale Living Communities, Inc., Sun Healthcare Group, Inc., Genesis Health Ventures, Inc., ARV Assisted Living Inc., Integrated Health Services, Inc., Alliance Pharmaceutical Corp., Corvas International, Inc., Neurocrine Biosciences, Inc., Laboratory Corp. of America Holdings, IBAH Inc., CytoTherapeutics, Inc., Apollo Group, Advanced Micro Devices, Inc., Concentra Managed Care, Inc., Danka Business Systems plc, Focal, Inc., MedPartners, Inc., National Instrument Corporation, NCQ Corp., Inc., Ohio Casualty Corporation, Paychex, Inc., PSW Technologies, Inc., Quest Diagnostics Incorporated, Silicon Graphics, Inc., Sun Microsystems, Inc., United Healthcare Corporation, Westinghouse Electric Corporation, Ethnic Broadcasting Inc., Commerce Clearing House, Inc., Owens & Minor, Inc., Paging Network, Inc.and Unilab Corp.

     Other Tenants. The Company's other tenants include over 400 private company tenants in commercial office buildings and 30 private healthcare tenants.

                           DESCRIPTION OF THE NOTES


     The Notes are to be issued under an Indenture dated as of July 9, 1997 and
a Supplemental Indenture dated as of August   , 1998 (collectively, the
"Indenture"), between the Company and State Street Bank and Trust Company (the "Trustee"). The Indenture has been filed with the Securities and Exchange Commission (the "Commission") and is incorporated by reference herein and is available for inspection at the corporate trust office of the Trustee at Two International Place, Boston, Massachusetts 02110. The statements made hereunder relating to the Indenture and the Notes to be issued thereunder are summaries of certain provisions thereof, do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indenture and such Notes. Capitalized terms used but not defined herein shall have the respective meanings set forth in the Indenture.


General

     The Notes will be limited to an aggregate principal amount of $200,000,000
and will mature, unless previously redeemed, on August   , 2003. The Notes will
be senior unsecured obligations of the Company and will rank equally with each other and with all other unsecured and unsubordinated indebtedness of the Company from time to time outstanding. The Notes will be effectively subordinated to mortgages and other secured indebtedness of the Company and to indebtedness and other liabilities of any Subsidiaries (as defined below). Accordingly, such prior indebtedness will have to be satisfied in full before holders of the Notes will be able to realize any value from the secured or indirectly held properties.

     As of June 30, 1998 on an adjusted basis after giving effect to the issuance of the Notes offered hereby, the application of the proceeds therefrom, the total outstanding indebtedness of the Company and its Subsidiaries (including net borrowings made for acquisitions during the period of January 1, 1998 through June 30, 1998 under the Bank Credit Facility) was approximately $930.3 million, of which approximately 97% was unsecured, and the indebtedness of the Company's Subsidiaries was $25.6 million. In addition, the Company's Subsidiaries (with certain exceptions) are guarantors of the Company's Bank Credit Facility. The Bank Credit Facility is currently an unsecured revolving credit facility in the amount of $500 million. The Company and its Subsidiaries may incur additional indebtedness, including secured indebtedness, subject to the provisions described below under "--Certain Covenants--Limitations on Incurrence of Debt."

     Except as described under "--Merger, Consolidation or Sale" and "--Certain Covenants" below, the Indenture does not contain any other provisions that would limit the ability of the Company to incur indebtedness or that would afford holders of the Notes protection in the event of (i) a highly leveraged or similar transaction involving the Company or any Affiliate of the Company,
(ii) a change of control, or (iii) a reorganization, restructuring, merger or similar transaction involving the Company that may adversely affect the holders of the Notes. In addition, subject to the limitations set forth under "--Merger, Consolidation or Sale" and "--Certain Covenants" below, the Company may, in the future, enter into certain transactions such as the sale of all or substantially all of its assets or the merger or consolidation of the Company that would increase the amount of the Company's indebtedness or substantially reduce or eliminate the Company's assets, which may have an adverse effect on the Company's ability to service its indebtedness, including the Notes. The Company and its management have no present intention of engaging in a highly leveraged or similar transaction involving the Company.


Interest

     Interest on the Notes will accrue at the rate of    % per annum. Interest
on the Notes will be payable semi-annually in arrears on February    and August
  , commencing on February   , 1999 (each, an "Interest Payment Date"). The
interest so payable will be paid to the person (the "Holder") in whose name the applicable Note is registered at the close of business on the date (whether or not a Business Day) 15 calendar days preceding the applicable Interest Payment Date (each, a "Regular Record Date"). Interest on the Notes will accrue from the most recent date to which the interest has been paid or, if no interest has been paid, from the date of original issuance. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. The Notes will be payable both as to principal and interest at the corporate trust office of the Trustee, initially at Two International Place, Boston, Massachusetts 02110, or, at the option of the Company, payment of interest may be made by check mailed to the Holders of Notes at their addresses set forth in the register of Holders of Notes.

Optional Redemption of Notes

     The Notes will be subject to redemption at any time at the option of the Company, in whole or in part, upon not less than 30 nor more than 60 days' notice, at 100% of the outstanding principal amount thereof, plus accrued and unpaid interest to but excluding the applicable redemption date, plus the Make-Whole Amount.

     The Company is not required to make sinking fund or redemption payments with respect to the Notes.

     "Make-Whole Amount" means, in connection with any optional redemption or accelerated payment of any Notes, the excess, if any, of (i) the aggregate present value as of the date of such redemption or accelerated payment of each dollar of principal being redeemed or paid and the amount of interest (exclusive of interest accrued to the date of redemption or accelerated payment) that would have been payable in respect of such dollar if such redemption or accelerated payment had not been made, determined by discounting, on a semiannual basis, such principal and interest at the Reinvestment Rate (determined on the third Business Day preceding the date such notice of redemption is given or declaration of acceleration is made) from the respective dates on which such principal and interest would have been payable if such redemption or accelerated payment had not been made, over (ii) the aggregate principal amount of the Notes being redeemed or paid.

     "Reinvestment Rate" means a rate per annum equal to the sum of .25% (twenty-five one hundredths of one percent) plus the yield on treasury securities at constant maturity under the heading "Week Ending" published in the Statistical Release under the caption "Treasury Constant Maturities" for the maturity (rounded to the nearest month) corresponding to the remaining life to maturity, as of the payment date of the principal being redeemed or paid. If no maturity exactly corresponds to such maturity, yields for the two published maturities most closely corresponding to such maturity shall be calculated pursuant to the immediately preceding sentence and the Reinvestment Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding in each of such relevant periods to the nearest month. For purposes of calculating the Reinvestment Rate, the most recent Statistical Release published prior to the date of determination of the Make-Whole Amount shall be used.

     "Statistical Release" means the statistical release designated "H. 15(519)" or any successor publication which is published weekly by the Federal Reserve System and which establishes yields on actively traded United States government securities adjusted to constant maturities or, if such statistical release is not published at the time of any determination under the Indenture, then any publicly available source of similar market data which shall be designated by the Company.


Certain Covenants

     Limitations on Incurrence of Debt. The Company will not, and will not permit any Subsidiary to, incur any Debt (as defined below) if, immediately after giving effect to the incurrence of such additional Debt and the application of the proceeds thereof, the aggregate principal amount of all outstanding Debt of the Company and its Subsidiaries on a consolidated basis determined in accordance with GAAP is greater than 60% of the sum ("Adjusted Total Assets") of (without duplication) (i) the Total Assets (as defined below) of the Company and its Subsidiaries as of the end of the calendar quarter covered in the Company's Annual Report on Form 10-K, or the Quarterly Report on Form 10-Q, as the case may be, most recently filed with the Commission (or, if such filing is not permitted under the Exchange Act, with the Trustee) prior to the incurrence of such additional Debt and (ii) the purchase price of any real estate assets or mortgages receivable acquired, and the amount of any securities offering proceeds received (to the extent that such proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce Debt), by the Company or any Subsidiary since the end of such calendar quarter, including those proceeds obtained in connection with the incurrence of such additional Debt.

     In addition to the foregoing limitations on the incurrence of Debt, the Company will not, and will not permit any Subsidiary to, incur any Secured Debt (as defined below) if, immediately after giving effect to the incurrence of such additional Secured Debt and the application of the proceeds thereof, the aggregate principal amount of all outstanding Secured Debt of the Company and its Subsidiaries on a consolidated basis is greater than 40% of Adjusted Total Assets.

     In addition to the foregoing limitations on the Incurrence of Debt, the Company will not, and will not permit any Subsidiary to, incur any Debt if the ratio of Consolidated Income Available for Debt Service (as defined below) to the Annual Debt Service (as defined below) for the four consecutive fiscal quarters most recently ended prior to the date on which such additional Debt is to be incurred shall have been less than 1.5x, on a pro forma basis after giving effect thereto and to the application of the proceeds therefrom, and calculated on the assumption that (i) such Debt and any other Debt incurred by the Company and its Subsidiaries since the first day of such four-quarter period and the application of the proceeds therefrom, including to refinance other Debt, had occurred at the beginning of such period; (ii) the repayment or retirement of any other Debt by the Company and its Subsidiaries since the first date of such four-quarter period had been repaid or retired at the beginning of such period (except that, in making such computation, the amount of Debt repaid under any revolving credit facility shall be computed based upon the average daily balance of such Debt during such period); (iii) in the case of Acquired Debt (as defined below) or Debt incurred in connection with any acquisition since the first day of such four-quarter period, the related acquisition had occurred as of the first day of such period with appropriate adjustments with respect to such acquisition being included in such pro forma calculation; and (iv) in the case of any acquisition or disposition by the Company or its Subsidiaries of any asset or group of assets since the first day of such four-quarter period, whether by merger, stock purchase or sale, or asset purchase or sale, such acquisition or disposition or any related repayment of Debt had occurred as of the first day of such period with the appropriate adjustments with respect to such acquisition or disposition being included in such as adjusted calculation.

     Maintenance of Total Unencumbered Assets. The Company and its Subsidiaries will maintain Total Unencumbered Assets (as defined below) of not less than 200% of the aggregate outstanding principal amount of the Unsecured Debt (as defined below) of the Company and its Subsidiaries on a consolidated basis.

     As used herein:

     "Acquired Debt" means Debt of a Person (i) existing at the time such Person becomes a Subsidiary or (ii) assumed in connection with the acquisition of assets from such Person, in each case, other than Debt incurred in connection with, or in contemplation of, such Person becoming a Subsidiary or such acquisition. Acquired Debt shall be deemed to be incurred on the date of the related acquisition of assets from any Person or the date the acquired Person becomes a Subsidiary.

     "Annual Debt Service" as of any date means the maximum amount which is expended in any 12-month period for interest on Debt of the Company and its Subsidiaries.

     "Capital Stock" means, with respect to any Person, any capital stock (including preferred stock), shares, interests, participation or other ownership interests (however designated) of such Person and any rights (other than debt securities convertible into or exchangeable for capital stock), warrants or options to purchase any thereof.

     "Consolidated Income Available for Debt Service" for any period means Earnings from Operations (as defined below) of the Company and its Subsidiaries plus amounts which have been deducted, and minus amounts which have been added, for the following (without duplication): (i) interest on Debt of the Company and its Subsidiaries, (ii) provision for taxes of the Company and its Subsidiaries based on income, (iii) amortization of debt discount and deferred financing costs, (iv) provisions for gains and losses on properties and property depreciation and amortization, (v) the effect of any noncash charge resulting from a change in accounting principles in determining Earnings from Operations for such period and (vi) amortization of deferred charges.

     "Debt" of the Company or any Subsidiary means, without duplication, any indebtedness of the Company or any Subsidiary, whether or not contingent, in respect of (i) borrowed money or evidenced by bonds, notes, debentures or similar instruments, (ii) indebtedness for borrowed money secured by any encumbrance existing on property owned by the Company or any Subsidiary, (iii) the reimbursement obligations, contingent or otherwise, in connection with any letters of credit actually issued (other than letters of credit issued to provide credit enhancement or support with respect to other indebtedness of the Company or any Subsidiary otherwise reflected as Debt hereunder) or amounts representing the balance deferred and unpaid of the purchase price of any property or services, except any such balance that constitutes an accrued expense or trade payable, or all conditional sale obligations or obligations under any title retention agreement, (iv) the principal amount of all obligations of the Company or any Subsidiary with respect to redemption, repayment or other repurchase of any Disqualified Stock, or (v) any lease of property by the Company or any Subsidiary as lessee which is reflected on the Company's consolidated balance sheet as a capitalized lease in accordance with GAAP, to the extent, in the case of items of indebtedness under (i) through (iii) above, that any such items (other than letters of credit) would appear as a liability on the Company's consolidated balance sheet in accordance with GAAP, and also includes, to the extent not otherwise included, any obligation by the Company or any Subsidiary to be liable for, or to pay, as obligor, guarantor or otherwise (other than for purposes of collection in the ordinary course of business), Debt of another Person (other than the Company or any Subsidiary) (it being understood that Debt shall be deemed to be incurred by the Company or any Subsidiary whenever the Company or such Subsidiary shall create, assume, guarantee or otherwise become liable in respect thereof).

     "Disqualified Stock" means, with respect to any Person, any Capital Stock of such Person which by the terms of such Capital Stock (or by the terms of any security into which it is convertible or for which it is exchangeable or exercisable), upon the happening of any event or otherwise (i) matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise (other than Capital Stock which is redeemable solely in exchange for common stock or shares), (ii) is convertible into or exchangeable or exercisable for Debt or Disqualified Stock, or (iii) is redeemable at the option of the holder thereof, in whole or in part (other than Capital Stock which is redeemable solely in exchange for common stock or shares), in each case on or prior to the stated maturity of the Notes.

     "Earnings from Operations" for any period means net earnings excluding gains and losses on sales of investments, extraordinary items and property valuation losses, as reflected in the financial statements of the Company and its Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP.

     "Secured Debt" means Debt secured by any mortgage, lien, charge, pledge or security interest of any kind.

     "Subsidiary" means any corporation or other entity of which a majority of
(i) the voting power of the voting equity securities or (ii) the outstanding equity interests of which are owned, directly or indirectly, by the Company or one or more other Subsidiaries of the Company. For the purposes of this definition, "voting equity securities" means equity securities having voting power for the election of directors, whether at all times or only so long as no senior class of security has such voting power by reason of any contingency.

     "Total Assets" as of any date means the sum of (i) the Undepreciated Real Estate Assets and (ii) all other assets of the Company and its Subsidiaries determined in accordance with GAAP (but excluding accounts receivable and intangibles).

     "Total Unencumbered Assets" means the sum of (i) those Undepreciated Real Estate Assets not subject to an encumbrance for borrowed money and (ii) all other assets of the Company and its Subsidiaries not subject to an encumbrance for borrowed money determined in accordance with GAAP (but excluding accounts receivable and intangibles).

     "Undepreciated Real Estate Assets" as of any date means the cost (original cost plus capital improvements) of real estate assets of the Company and its Subsidiaries on such date, before depreciation and amortization determined on a consolidated basis in accordance with GAAP.

     "Unsecured Debt" means Debt which is not secured by any of the properties of the Company or any Subsidiary.

     See "Description of Debt Securities--Certain Covenants" in the accompanying Prospectus for a description of additional covenants applicable to the Company.


Merger, Consolidation or Sale

     The Company may consolidate with, or sell, lease or convey all or substantially all of its assets to, or merge with or into, any other entity, provided that (i) either the Company shall be the continuing entity, or the successor entity (if other than the Company) formed by or resulting from any such consolidation or merger or which shall have received the transfer of such assets is a Person organized and existing under the laws of the United States or any state thereof and shall expressly assume the due and punctual payment of the principal of (and premium or Make-Whole Amount, if any) and any interest on all of the Notes and the due and punctual performance and observance of all of the covenants and conditions contained in the Indenture to be performed by the Company; (ii) immediately after giving effect to such transaction and treating any indebtedness which becomes an obligation of the Company or any Subsidiary as a result thereof as having been incurred by the Company or such Subsidiary at the time of such transaction, no Event of Default under the Indenture, and no event which after notice or the lapse of time, or both, would become such an Event of Default, shall have occurred and be continuing; and (iii) an Officers' Certificate and legal opinion covering such conditions shall be delivered to the Trustee.


Events of Default, Notice and Waiver

     The Indenture provides that the following events are "Events of Default" with respect to the Notes: (i) default for 30 days in the payment of any installment of interest payable on any Note when due and payable; (ii) default in the payment of the principal of (or premium or Make-Whole Amount, if any, on) any Note when due and payable; (iii) default in the performance, or breach, of any covenant of the Company contained in the Indenture (other than a covenant added to the Indenture solely for the benefit of a series of Debt Securities (as defined) other than the Notes), which continues for 60 days after written notice as provided in the Indenture; (iv) default under any bond, debenture, note, mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by the Company (or by any Subsidiary, the repayment of which the Company has guaranteed or for which the Company is directly responsible or liable as obligor or guarantor) having an aggregate principal amount outstanding of at least $20,000,000, whether such indebtedness now exists or shall hereafter be incurred or created, which default shall have resulted in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable, without such indebtedness having been discharged or such acceleration having been rescinded or annulled within a period of 10 days after written notice to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in principal amount of the outstanding Notes, as provided in the Indenture; or (v) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of the Company or any Significant Subsidiary or for all or substantially all of either of its property. "Significant Subsidiary" means any Subsidiary which is a "significant subsidiary" (within the meaning of Regulation S-X, promulgated under the Securities Act) of the Company.

     See "Description of Debt Securities--Events of Default, Notice and Waiver" in the accompanying Prospectus for a description of rights, remedies and other matters relating to Events of Default.


Discharge, Defeasance and Covenant Defeasance

     The provisions of the Indenture relating to defeasance and covenant defeasance described under "Description of Debt Securities--Discharge, Defeasance and Covenant Defeasance" in the accompanying Prospectus will apply to the Notes.


Book-Entry System and Form of Note

     The Notes will be issued in the form of a single fully registered global security without coupons ("Global Note") which will be deposited with, or on behalf of, DTC, and registered in the name of DTC's nominee, Cede & Co. Except under the circumstance described below, the Notes will not be issuable in definitive form. Unless and until it is exchanged in whole or in part for the individual notes represented thereby, a Global Note may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any nominee of DTC to a successor depository or any nominee of such successor.

     DTC has advised the Company of the following information regarding DTC:
DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that persons having accounts with DTC deposit with DTC (its "Participants"). DTC also facilitates the clearance and settlement among its Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry charges in its Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants of DTC include securities brokers and dealers (including the Underwriter), banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its direct Participants and by the New York Stock Exchange, the American Stock Exchange and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct Participant of DTC, either directly or indirectly. The rules applicable to DTC and its participants are on file with the Commission.

     The Company expects that, pursuant to procedures established by DTC, ownership of the beneficial interests in the Notes evidenced by the Global Note will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to beneficial interests of Participants) and records of Participants (with respect to beneficial interests of persons who hold through Participants). Neither the Company nor the Trustee will have any responsibility or liability for any aspect of the records of DTC or for maintaining, supervising or reviewing any records of DTC or any of its Participants relating to beneficial ownership interests in the Notes. The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to own, pledge or transfer beneficial interest in a Global Note.

     So long as DTC or its nominee is the registered owner of such Global Note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by such Global Note for all purposes under the Indenture. Except as described below, owners of beneficial interest in Notes evidenced by a Global Note will not be entitled to have any of the individual Notes represented by such Global Note registered in their names, will not receive or be entitled to receive physical delivery of any such Notes in definitive form and will not be considered the owners or holders thereof under the Indenture. Beneficial owners of Notes evidenced by a Global Note will not be considered the owners or holders thereof under the Indenture for any purpose, including with respect to the giving of any direction, instructions or approvals to the Trustee thereunder. Accordingly, each person owning a beneficial interest in a Global Note must rely on the procedures of DTC and, if such person is not a Participant, on the procedures of the Participant through which such person owns its interests, to exercise any rights of a Holder under the Indenture. The Company understands that, under existing industry practice, if it requests any action of Holders or if an owner of a beneficial interest in a Global Note desires to give or take any action which a Holder is entitled to give or take under the Indenture, DTC would authorize the Participants holding the relevant beneficial interest to give or take such action, and such Participants would authorize beneficial owners through such Participants to give or take such actions or would otherwise act upon the instructions of beneficial owners holding through them.

     Payments of principal of, any premium or Make-Whole Amount and any interest on individual Notes represented by a Global Note registered in the name of the holder of the Global Note or its nominee will be made by the Trustee to or at the direction of the holder of the Global Note or its nominee, as the case may be, as the registered owner of the Global Note under the Indenture. Under the terms of the Indenture, the Company and the Trustee may treat the persons in whose name Notes, including a Global Note, are registered as the owners thereof for the purpose of receiving such payments. Consequently, neither the Company nor the Trustee has or will have any responsibility or liability for the payment of such amounts to beneficial owners of Notes (including principal, premium or Make-Whole Amount and interest). The Company believes, however, that it is currently the policy of DTC to immediately credit the accounts of relevant Participants with such payments in amounts proportionate to their respective holdings of beneficial interests in the relevant security as shown on the records of DTC. Payments by Participants to the beneficial owners of Notes will be governed by standing instructions and customary practice and will be the responsibility of DTC's Participants. Redemption notices with respect to any Notes will be sent to the holder of the Global Note. If less than all of the Notes are to be redeemed, the Company expects the holder of the Global Note to determine the amount of interest of each Participant in such Notes to be redeemed to be determined by lot. None of the Company, the Trustee, any Paying Agent or the Security Registrar for such Notes will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Note for such Notes.

     Neither the Company nor the Trustee will be liable for any delay by the holder of a Global Note or DTC in identifying the beneficial owners of Notes and the Company and the Trustee may conclusively rely on, and will be protected in relying on, instructions from the holder of a Global Note or DTC for all purposes.

     If DTC is at any time unwilling, unable or ineligible to continue as depository and a successor depository is not appointed by the Company within 90 days, the Company will issue individual Notes in exchange for the Global Note representing such Notes. In addition, the Company may at any time and in its sole discretion, subject to certain limitations set forth in the Indenture, determine not to have any of such Notes represented by one or more Global Notes and in such event will issue individual Notes in exchange for the Global Note or Notes representing such

Notes. Individual Notes so issued will be issued in denominations of $1,000 and integral multiples thereof. Same-Day Settlement and Payment Settlement for the Notes will be made by the Underwriter in immediately available funds. All payments of principal and interest in respect of the Notes will be made by the Company in immediately available funds.

     The Notes will trade in DTC's Same-Day Funds Settlement system until maturity or until the Notes are issued in certificated form, and secondary market trading activity in the Notes will therefore be required by DTC to settle in immediately available funds.


                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The following summary of certain United States Federal income tax consequences of the purchase, ownership and disposition of the Notes is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including changes in effective dates) or possible differing interpretations. The following discussion deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, banks, insurance companies, regulated investment companies, dealers in securities or currencies, persons holding Notes as a hedge against currency risks or as a position in a "straddle" for tax purposes, or persons whose functional currency is not the United States dollar. It also does not deal with holders other than original purchasers (except where otherwise specifically noted). Persons considering the purchase of the Notes should consult their own tax advisors concerning the application of United States Federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

     As used herein, the term "U.S. Holder" means a beneficial owner of a Note that is for United States Federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation or partnership (or other entity treated as a corporation or partnership for United States Federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia (unless otherwise provided by Treasury Regulations), (iii) an estate the income of which is subject to United States Federal income taxation regardless of its source, (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust (or certain electing trusts in existence on August 20, 1996 to the extent provided in Treasury Regulations), or (v) any other person whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business. As used herein, the term "non-U.S. Holder" means a beneficial owner of a Note that is not a U.S. Holder.


The Notes

     For United States Federal income tax purposes, each Note will be treated as indebtedness issued by the Company.


U.S. Holders

     Interest. Interest on a Note will generally be includible in the gross income of a U.S. Holder as ordinary interest income at the time the interest is received or when it accrues in accordance with the U.S. Holder's regular method of tax accounting. Such interest will be treated as U.S. source income for U.S. Federal income tax purposes.

     Disposition. A U.S. Holder will recognize taxable gain or loss on the sale, exchange, redemption, retirement or other disposition of a Note in an amount equal to the difference between the amount realized from such disposition (other than amounts attributable to accrued interest which would otherwise be taxable as ordinary interest income) and the U.S. Holder's adjusted tax basis in the Note. Such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder has held the Note for more than one year at the time of disposition; preferential rates of tax may apply to gains recognized upon the disposition of Notes held for more than one year.

     Gain or Income Received by a Foreign Corporation. A foreign corporation whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business, in addition to being subject to regular U.S. income tax, may be subject to a branch profits tax equal to 30% of its "effectively connected earnings and profits" within the meaning of the Internal Revenue Code of 1986, as amended (the "Code"), for the taxable year, as adjusted for certain items, unless it qualifies for a lower rate under an applicable tax treaty (as modified by the branch profits tax rules).


Non-U.S. Holders

     Generally, a non-U.S. Holder will not be subject to United States Federal income taxes on payments of principal, premium, if any, or interest on a Note, or on any gain upon disposition or retirement of a Note, if (i) such non-U.S. Holder does not own 10% or more of the shares of beneficial interest of the Company and (ii) the last United States payor in the chain of payment (the "Withholding Agent") has received in the year in which a payment of interest or principal occurs, or in either of the two preceding calendar years, a statement signed by the beneficial owner of the Note under penalties of perjury certifying that such owner is not a U.S. Holder and providing the name and address of the beneficial owner. The statement may be made on an Internal Revenue Service ("IRS") Form W-8 or a substantially similar form, and the beneficial owner must inform the Withholding Agent of any change in the information on the statement within 30 days of such change. If a Note is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the Withholding Agent. However, in such case, the signed statement must be accompanied by a copy of the IRS Form W-8 or the substitute form provided by the beneficial owner to the organization or institution. Interest received or gain recognized by a non-U.S. Holder which does not qualify for exemption from taxation will be subject to United States Federal income tax and withholding tax at a rate of 30% unless reduced or eliminated by applicable tax treaty.

     Treasury Regulations issued on October 6, 1997 (the "New Regulations") alter the withholding rules on interest paid to a non-U.S. Holder of a Note. Under recent administrative guidance, the New Regulations are generally effective with respect to interest paid after December 31, 1999. Withholding will generally be excused under the New Regulations if the non-U.S. Holder owns less than 10% of the shares of beneficial interest of the Company and if such non-U.S. Holder executes a necessary IRS Form W-8. Moreover, under the New Regulations, to obtain a reduced rate of withholding under an income tax treaty, a non-U.S. Holder generally will be required to provide an IRS Form W-8 certifying such non-U.S. Holder's entitlement to benefits under the treaty. The New Regulations also provide special rules to determine whether, for purposes of determining the applicability of a tax treaty, interest paid to a non-U.S. Holder that is an entity should be treated as paid to the entity or to those holding the ownership interests in that entity, and whether such entity or such holders in the entity are entitled to benefits under the tax treaty. The New Regulations also alter the information reporting and backup withholding rules applicable to non-U.S. Holders and, among other things, provide certain presumptions under which a non-U.S. Holder is subject to backup withholding and information reporting until certification of non-U.S. status is received from such non-U.S. Holder. The foregoing is not intended to be a complete discussion of the New Regulations, and prospective investors are urged to consult their tax advisors with respect to the effect of the New Regulations on an investment in the Notes.

     The Notes will not be includible in the estate of a non-U.S. Holder unless the individual owns directly or indirectly 10% or more of the shares of beneficial interest of the Company or, at the time of such individual's death, payments in respect of the Notes would have been effectively connected with the conduct by such individual of a trade or business in the United States.


Backup Withholding

     Backup withholding of United States Federal income tax at a rate of 31% may apply to payments made in respect of the Notes to registered owners who are not "exempt recipients" and who fail to provide certain identifying information (such as the registered owner's taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the Notes to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those non-U.S. Holders who are not exempt recipients.

     In addition, upon the sale of a Note by (or through) a broker, the broker must withhold 31% of the entire purchase price, unless either (i) the broker determines that the seller is a corporation or other exempt recipient or (ii) the seller provides, in the required manner, certain identifying information and, in the case of a non-U.S. Holder, certifies that such seller is a non-U.S. Holder (and certain other conditions are met). Such a sale must also be reported by the broker to the IRS, unless either (i) the broker determines that the seller is an exempt recipient or (ii) the seller certifies its non-U.S. status (and certain other conditions are met). Certification of the registered owner's non-U.S. status would be made normally on an IRS Form W-8 under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

     Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against such beneficial owner's United States Federal income tax provided the required information is furnished to the IRS.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the underwriting agreement (the "Underwriting Agreement"), the Company has agreed to sell to each of the Underwriters named below, and each of the Underwriters has severally agreed to purchase from the Company, the principal amount of the Notes set forth below opposite their respective names.


                                                                   Principal
                                                                     Amount
Underwriter                                                         of Notes
-----------                                                         --------
Merrill Lynch, Pierce, Fenner & Smith
     Incorporated ...........................................    $
Donaldson, Lufkin & Jenrette Securities Corporation .........
Morgan Stanley & Co. Incorporated ...........................
Smith Barney Inc. ...........................................
                                                                 ------------
     Total ..................................................    $200,000,000
                                                                 ============

     The Underwriters have advised the Company that they propose initially to offer the Notes to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers at such price
less a concession not in excess of   % of the principal amount of the Notes.
The Underwriters may allow, and such dealers may reallow, a discount not in
excess of   % of the principal amount of the Notes to certain other dealers.
After the initial public offering, the public offering price, concession and discount may be changed.

     The Underwriting Agreement provides that the obligations of the Underwriters to pay for and accept delivery of the Notes are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are committed to take and pay for all the Notes if any are taken.

     The Notes are a new issue of securities with no established trading market. The Company has been advised by the Underwriters that they intend to make a market in the Notes, but they are not obligated to do so and such market making may be interrupted or discontinued without notice. No assurance can be given about the liquidity of the trading market for the Notes.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

     Until the distribution of the Notes is completed, rules of the Commission may limit the ability of the Underwriters to bid for and purchase the Notes. Pursuant to an exception to these rules, the Underwriters are permitted to engage in certain transactions that stabilize the price of the Notes. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Notes.

     If the Underwriters create a short position in the Notes in connection with the Offering, i.e., if they sell more Notes than set forth on the cover page of this Prospectus Supplement, the Underwriters may reduce that short position by purchasing Notes in the open market. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

     Neither the Company nor the Underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Notes. In addition, neither the Company nor the Underwriters make any representations that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     In the ordinary course of business, the Underwriters have performed, and in the future may perform, investment banking services for the Company and its affiliates.


                                 LEGAL MATTERS

     Certain legal matters with respect to the Notes will be passed upon for the Company by Sullivan & Worcester LLP, Boston, Massachusetts and for the Underwriters by Brown & Wood LLP, New York, New York. Sullivan & Worcester LLP and Brown & Wood LLP will rely, as to all matters of Maryland law, upon the opinion of Piper & Marbury L.L.P., Baltimore, Maryland. Barry M. Portnoy was a partner in the firm of Sullivan & Worcester LLP until March 31, 1997 and is a Managing Trustee of the Company and of HPT, a director and 50% shareholder of HRPT Advisors, Inc. and REIT Management & Research, Inc. and a director and/or significant shareholder of certain lessees of the Company. Sullivan & Worcester LLP represents HPT, the other entities referred to above, such lessees and certain of their affiliates on various matters.


               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     In addition to the documents incorporated by reference or deemed incorporated by reference into the accompanying Prospectus, which Prospectus is supplemented by this Prospectus Supplement, the following documents, which have been filed with the Commission pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are hereby incorporated in this Prospectus Supplement and specifically made a part hereof by reference: (i) the Company's Current Reports on Form 8-K dated July 1, 1998 and August 12, 1998 and (ii) the Company's quarterly report on Form 10-Q for the quarterly period ended June 30, 1998. All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus Supplement and prior to the termination of this Offering shall be deemed to be incorporated by reference into this Prospectus Supplement and to be a part hereof from the respective dates of filing of such documents.

     Any statement contained herein or in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus Supplement to the extent that a statement contained herein, or in any other subsequently filed document that also is or is deemed to be incorporated herein by reference, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement.

     The Company will provide without charge to each person to whom this Prospectus Supplement is delivered, upon the written or oral request of such person, a copy of any and all of the information that has been incorporated by reference in this Prospectus Supplement (excluding exhibits unless such exhibits are specifically requested or such exhibits are specifically incorporated by reference into the information that this Prospectus Supplement incorporates). Requests for such copies should be made to the Company at its principal executive offices, 400 Centre Street, Newton, MA 02458, Attention:
Investor Relations, telephone (617) 332-3990.


                          FORWARD LOOKING STATEMENTS

     THIS PROSPECTUS SUPPLEMENT CONTAINS FORWARD LOOKING STATEMENTS. SUCH STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE ANTICIPATED OR PROJECTED. PROSPECTIVE PURCHASERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD LOOKING STATEMENTS WHICH SPEAK ONLY AS OF THE DATE HEREOF. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLISH REVISED FORWARD LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE OCCURRENCE OF PRESENTLY UNANTICIPATED EVENTS.
                             ---------------------
     THE AMENDED AND RESTATED DECLARATION OF TRUST ESTABLISHING THE COMPANY, DATED JULY 1, 1994, A COPY OF WHICH, TOGETHER WITH ALL AMENDMENTS THERETO (THE "DECLARATION"), IS DULY FILED IN THE OFFICE OF THE DEPARTMENT OF ASSESSMENTS AND TAXATION OF THE STATE OF MARYLAND, PROVIDES THAT THE NAME "HRPT PROPERTIES TRUST" REFERS TO THE TRUSTEES UNDER THE DECLARATION COLLECTIVELY AS TRUSTEES, BUT NOT INDIVIDUALLY OR PERSONALLY, AND THAT NO TRUSTEE, OFFICER, SHAREHOLDER, EMPLOYEE OR AGENT OF THE COMPANY SHALL BE HELD TO ANY PERSONAL LIABILITY, JOINTLY OR SEVERALLY, FOR ANY OBLIGATION OF, OR CLAIM AGAINST, THE COMPANY. ALL PERSONS DEALING WITH THE COMPANY, IN ANY WAY, SHALL LOOK ONLY TO THE ASSETS OF THE COMPANY FOR THE PAYMENT OF ANY SUM OR THE PERFORMANCE OF ANY OBLIGATION.

PROSPECTUS
----------


                                $3,000,000,000


                     Health and Retirement Properties Trust
      Debt Securities, Preferred Shares of Beneficial Interest, Depositary
           Shares, Common Shares of Beneficial Interest and Warrants

                         ---------------------------

     Health and Retirement Properties Trust (the "Company" or "HRP") may from time to time offer in one or more series (i) its unsecured debt securities (the "Debt Securities"), (ii) its preferred shares of beneficial interest, par value $.01 per share (the "Preferred Shares"), (iii) fractional shares of the Preferred Shares (the "Depositary Shares"), (iv) its common shares of beneficial interest, par value $.01 per share (the "Common Shares"), or (v) warrants to purchase any of the above securities (the "Warrants"), with an aggregate public offering price of up to $3,000,000,000 on terms to be determined at the time of offering. The Debt Securities, Preferred Shares, Depositary Shares, Common Shares and Warrants (collectively, the "Offered Securities") may be offered, separately or together, in separate series, in amounts, at prices and on terms to be set forth in a supplement to this Prospectus (a "Prospectus Supplement").

     The specific terms of the Offered Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, where applicable: (i) in the case of Debt Securities, the specific title, aggregate principal amount, currency, form (which may be registered or bearer, or certificated or global), authorized denominations, maturity, rate (or manner of calculation thereof) and time of payment of interest, terms for redemption at the option of the Company or repayment at the option of the holder, terms for sinking fund payments, terms for conversion into Preferred Shares, Depositary Shares or Common Shares, terms for subordination to other indebtedness of the Company, any original issue discount and any initial public offering price; (ii) in the case of Preferred Shares, the specific title and stated value, any dividend, liquidation, redemption, conversion, voting and other rights, and any initial public offering price; (iii) in the case of Depositary Shares, the fractional shares of Preferred Shares represented by each Depositary Share, (iv) in the case of Common Shares, any offering price; and (v) in the case of Warrants, the securities to which they relate, duration, offering price, exercise price and detachability.

     The applicable Prospectus Supplement will also contain information, where applicable, about certain United States federal income tax considerations relating to, and any listing on a securities exchange of, the Offered Securities covered by such Prospectus Supplement.

                         ---------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                         ---------------------------

     The Offered Securities may be offered directly, through agents designated from time to time by the Company or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Offered Securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in an accompanying Prospectus Supplement. See "Plan of Distribution." No Offered Securities may be sold without delivery of a Prospectus Supplement describing the method and terms of the offering of such Offered Securities.

                         ---------------------------

                 The date of this Prospectus is June 15, 1998.

     No person has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this Prospectus in connection with the offer contained in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any underwriters, agents or dealers. This Prospectus does not constitute an offer to sell or solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of the Company and its subsidiaries since the date hereof or the information contained or incorporated by reference herein is correct at any time subsequent to the date hereof.


                             AVAILABLE INFORMATION


     The Company has filed with the Securities and Exchange Commission (the "Commission") in Washington, D.C., a registration statement on Form S-3 (together with all exhibits, schedules and amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Offered Securities. This Prospectus, which is a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement. Statements in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other documents filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto. For further information concerning the Company and the Offered Securities, reference is made to the Registration Statement. Copies of the Registration Statement may be obtained from the Commission at its principal office in Washington, D.C. upon payment of the prescribed fee.


     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports and other information with the Commission. The Registration Statement, the exhibits and schedules forming a part thereof and the reports, proxy statements and other information filed by the Company with the Commission can be inspected and copies obtained at the public reference facilities maintained by the Commission at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: Chicago Regional Office, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661-2511; and New York Regional Office, Seven World Trade Center, New York, New York 10048. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants, including the Company, that file electronically with the Commission. The address of the site is http://www.sec.gov. The Company's Common Shares are traded on the New York Stock Exchange ("NYSE") under the symbol "HRP," and similar information concerning the Company may be inspected at the office of the NYSE at 20 Broad Street, New York, New York 10005.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


     The following documents, which have been filed with the Commission pursuant to the Exchange Act, are hereby incorporated in this Prospectus and specifically made a part hereof by reference: (i) the Company's Current Reports on Form 8-K dated February 11, 1998, February 12, 1998, February 17, 1998, February 18, 1998, February 19, 1998, February 27, 1998, March 19, 1998, March 24, 1998, March 30, 1998, April 10, 1998, April 14, 1998, May 11, 1998, May 22,
1998 and May 27, 1998, (ii) the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1998 and (iii) the Company's Annual Report on Form 10-K for the year ended December 31, 1997. All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Offered Securities shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of filing of such documents.


     Any statement contained herein or in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (or in the applicable Prospectus Supplement), or in any subsequently filed document that also is or is deemed to be incorporated herein by reference, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.


                                      (ii)

     The Company hereby undertakes to provide without charge to each person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any and all of the information that has been incorporated by reference in this Prospectus (excluding exhibits unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Requests for such copies should be made to the Company at its principal executive offices, 400 Centre Street, Newton, Massachusetts 02158, Attention: Investor Relations, telephone (617) 332-3990.


                                     (iii)

                                  THE COMPANY

     The Company is a real estate investment trust ("REIT") which invests in healthcare related real estate and office buildings. As of June 2, 1998, the Company directly owned 207 properties representing an aggregate investment of $2.5 billion (at cost), had mortgage investments in 29 properties aggregating $85.2 million and had a 9.3% equity investment in Hospitality Properties Trust ("HPT"), a New York Stock Exchange-listed REIT founded by the Company which invests in hotels, of approximately $100 million (at cost), for total real estate investments of approximately $2.7 billion located in 34 states and the District of Columbia. At the Company's 1998 annual meeting of shareholders, the shareholders voted to approve a change of the Company's name to "HRPT Properties Trust." The Company expects the name change to become effective during the summer of 1998.

     The Company is organized as a Maryland real estate investment trust. The Company's principal place of business is 400 Centre Street, Newton, Massachusetts 02158 and its telephone number is (617) 332-3990.


                                USE OF PROCEEDS

     Unless otherwise described in the applicable Prospectus Supplement, the Company intends to use the net proceeds from the sale of the Offered Securities for general business purposes, which may include the acquisition of, or other investments in, income producing real estate, including retirement communities, assisted living centers, long-term care facilities, medical office and other office buildings and office buildings leased to various agencies of the United States Government, and the repayment of indebtedness outstanding at such time or the reduction of amounts outstanding under the Company's credit facilities. Pending utilization as set forth above, the proceeds from the sale of the Offered Securities will be invested in short term investments, including repurchase agreements. Such investments may not be investment grade.


                      RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the Company's consolidated ratios of earnings to fixed charges for the periods indicated:

                                                                                For the years ended December 31,
                                              For the quarter ended    --------------------------------------------------
                                                 March 31, 1998           1997      1996      1995      1994      1993
                                             ----------------------    --------- --------- --------- --------- ---------
Ratio of earnings to fixed charges .........         3.2x                 3.9x     4.3x       3.4x      6.7x      6.8x

     The ratios of earnings to fixed charges presented above were computed by dividing the Company's earnings by fixed charges. For this purpose, earnings have been calculated by adding fixed charges to income before income taxes, extraordinary items and gain or loss on the disposition of real property. Fixed charges consist of interest costs, whether expensed or capitalized, the interest component of rental expense, if any, amortization of debt discounts and deferred financing costs, whether expensed or capitalized. To date, the Company has not issued any Preferred Shares; therefore, the ratio of earnings to combined fixed charges and Preferred Shares distributions are the same as the ratios of earnings to fixed charges presented above.


                        DESCRIPTION OF DEBT SECURITIES

     The Debt Securities will be issued under one or more indentures (an "Indenture") between the Company and a trustee (an "Indenture Trustee"). Any Indenture will be subject to, and governed by, the Trust Indenture Act of 1939, as amended (the "TIA"). The statements made hereunder relating to any Indentures and the Debt Securities to be issued thereunder are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indentures and such Debt Securities.


General

     The Company has filed with its Registration Statement with respect to the Offered Securities a form of Indenture (as supplemented from time to time, the "Senior Indenture") relating to the Senior Securities (as defined) and a form of Indenture (as supplemented from time to time, the "Subordinated Indenture") relating to the Subordinated Securities (as defined). The Debt Securities will be direct, unsecured obligations of the Company and, if issued under the Senior Indenture, will rank equally and ratably with other unsecured and unsubordinated indebtedness of the Company (the "Senior Securities"), or, if issued under the Subordinated Indenture, will be subordinated in right of payment to the prior payment in full of Senior Indebtedness (as defined in the applicable Prospectus Supplement) ("Subordinated Securities"). See "--Subordination". The Debt Securities may be issued without limit as to aggregate principal amount, in one or more series, in each case as established from time to time in or pursuant to authority granted by a resolution of the Board of Trustees of the Company (the "Trustees") or as established in one or more indentures supplemental to any Indenture. All Debt Securities of one series need not be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of the holders of the Debt Securities of such series, for issuances of additional Debt Securities of such series.

     It is anticipated that any Indenture will provide that the Company may, but need not, designate more than one Indenture Trustee thereunder, each with respect to one or more series of Debt Securities. Any Indenture Trustee under any Indenture may resign or be removed with respect to one or more series of Debt Securities, and a successor Indenture Trustee may be appointed to act with respect to such series. In the event that two or more persons are acting as Indenture Trustee with respect to different series of Debt Securities, each such Indenture Trustee shall be a trustee of a trust under the applicable Indenture separate and apart from the trust administered by any other Indenture Trustee, and, except as otherwise indicated herein, any action described herein to be taken by the Indenture Trustee may be taken by each such Indenture Trustee with respect to, and only with respect to, the one or more series of Debt Securities for which it is Indenture Trustee under the applicable Indenture.

     Reference is made to the Prospectus Supplement relating to the series of Debt Securities being offered for the specific terms thereof, including, where applicable, the following:

    (1) the title of such Debt Securities and whether such Debt Securities are Senior Securities or Subordinated Securities;

    (2) the aggregate principal amount of such Debt Securities and any limit on such aggregate principal amount;

    (3) the percentage of the principal amount at which such Debt Securities will be issued and, if other than the principal amount thereof, the portion of the principal amount thereof payable upon declaration of acceleration of the maturity thereof, or (if applicable) the portion of the principal amount of such Debt Securities which is convertible, or the method by which any such portion shall be determined;

    (4) if convertible, the terms on which such Debt Securities are convertible, including the initial conversion price or rate and the conversion period and any applicable limitations on the ownership or transferability of the securities into which such Debt Securities are convertible;

    (5) the date or dates, or the method for determining such date or dates, on which the principal of such Debt Securities will be payable;

    (6) the rate or rates (which may be fixed or variable), or the method by which such rate or rates shall be determined, at which such Debt Securities will bear interest, if any;

    (7) the date or dates, or the method for determining such date or dates, from which any interest will accrue, the dates on which any such interest will be payable, the record dates for such interest payment dates, or the method by which any such date shall be determined, the person to whom such interest shall be payable, and the basis upon which interest shall be calculated if other than that of a 360-day year of 12 months consisting of 30 days each;

    (8) the place or places where the principal of, any premium and interest on, and any additional amounts payable in respect of such Debt Securities will be payable, such Debt Securities may be surrendered for conversion or registration of transfer or exchange and notices or demands to or upon the Company in respect of such Debt Securities and the applicable Indenture may be served;

    (9) the period or periods within which, the price or prices at which and the terms and conditions upon which such Debt Securities may be redeemed, as a whole or in part, at the option of the Company, if the Company is to have such an option;

   (10) the obligation, if any, of the Company to redeem, repay or purchase such Debt Securities pursuant to any sinking fund or analogous provision or at the option of a holder thereof, and the period or periods within which, the price or prices at which and the terms and conditions upon which such Debt Securities will be redeemed, repaid or purchased, as a whole or in part, pursuant to such obligation;

   (11) if other than U.S. dollars, the currency or currencies in which such Debt Securities are denominated and payable, which may be a foreign currency or units of two or more foreign currencies or a composite currency or currencies, and the terms and conditions relating thereto;

   (12) if the principal of or premium, if any, or interest on such Debt Securities is to be payable, at the election of the Company or a holder thereof, in one or more currencies or currency units other than that or those in which such Debt Securities are stated to be payable, the currency, currencies or currency units in which payment of the principal of and premium, if any, and interest on Debt Securities of such series as to which such election is made shall be payable, and the periods within which and the terms and conditions upon which such election is to be made;

   (13) whether the amount of payments of principal of (and premium, if any) or interest, if any, on such Debt Securities may be determined with reference to an index, formula or other method (which index, formula or method may, but need not, be based on a currency, currencies, currency unit or units or composite currency or currencies) and the manner in which such amounts shall be determined;

   (14) the events of default or covenants of such Debt Securities, to the extent different from or in addition to those described herein, and any provisions granting special rights to the holders of such Debt Securities upon the occurrence of events specified in such Prospectus Supplement;

   (15) whether such Debt Securities will be issued in certificated and/or book-entry form;

   (16) whether such Debt Securities will be in registered or bearer form and, if in registered form, the denominations thereof if other than $1,000 and any integral multiple thereof and, if in bearer form, the denominations thereof and terms and conditions relating thereto;

   (17) whether any of such Debt Securities are to be issuable in permanent global form (a "Global Security") and, if so, the terms and conditions, if any, upon which interests in such Debt Securities in global form may be exchanged, in whole or in part, for the individual Debt Securities represented thereby;

   (18) the applicability, if any, of the defeasance and covenant defeasance provisions described herein or any modification thereof;

   (19) if such Debt Securities are to be issued upon the exercise of debt warrants, the time, manner and place for such Debt Securities to be authenticated and delivered;

   (20) whether and under what circumstances the Company will pay additional amounts on such Debt Securities in respect of any tax, assessment or governmental charge and, if so, whether the Company will have the option to redeem such Debt Securities in lieu of making such payment; and

   (21) any other terms of such Debt Securities.

     The Debt Securities may provide for less than the entire principal amount thereof to be payable upon declaration of acceleration of the maturity thereof ("Original Issue Discount Securities"). If material or applicable, special U.S. federal income tax, accounting and other considerations applicable to Original Issue Discount Securities will be described in the applicable Prospectus Supplement.

     Except as described under "--Merger, Consolidation or Sale" or as may be set forth in any Prospectus Supplement, an Indenture will not contain any other provisions that would limit the ability of the Company to incur indebtedness or that would afford holders of the Debt Securities protection in the event of a highly leveraged or similar transaction involving the Company. However, restrictions on ownership and transfers of the Company's capital stock, designed to preserve its status as a REIT, may act to prevent or hinder a change of control. See "Redemption; Business Combinations and Control Share Acquisitions." Reference is made to the applicable Prospectus Supplement for information with respect to any deletions from, modifications of or additions to the events of default or covenants that are described below, including any addition of a covenant or other provisions providing event risk or similar protection.

Denominations, Interest, Registration and Transfer

     Unless otherwise described in the applicable Prospectus Supplement, the Debt Securities of any series which are registered securities, other than registered securities issued in global form (which may be of any denomination), shall be issuable in denominations of $1,000 and any integral multiple thereof.


     Unless otherwise specified in the applicable Prospectus Supplement, the principal of (and premium, if any) and interest on any series of Debt Securities will be payable at the corporate trust office of the Indenture Trustee, initially at the address which will be set forth in the applicable Prospectus Supplement; provided that, at the option of the Company, payment of interest may be made by check mailed to the address of the person entitled thereto as it appears in the applicable register or by wire transfer of funds to such person at an account maintained within the United States.

     Any interest not punctually paid or duly provided for on any interest payment date with respect to a Debt Security ("Defaulted Interest") will forthwith cease to be payable to the holder on the applicable regular record date and may either be paid to the person in whose name such Debt Security is registered at the close of business on a special record date (the "Special Record Date") for the payment of such Defaulted Interest to be fixed by the applicable Indenture Trustee, notice whereof shall be given to the holder of such Debt Security not less than 10 days prior to such Special Record Date, or may be paid at any time in any other lawful manner, all as more completely described in the applicable Indenture.

     Subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series will be exchangeable for other Debt Securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations upon surrender of such Debt Securities at the corporate trust office of the applicable Indenture Trustee. In addition, subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series may be surrendered for conversion or registration of transfer thereof at the corporate trust office of the applicable Indenture Trustee. Every Debt Security surrendered for conversion, registration of transfer or exchange shall be duly endorsed or accompanied by a written instrument of transfer. No service charge will be made for any registration of transfer or exchange of any Debt Securities, but the Indenture Trustee or the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. If the applicable Prospectus Supplement refers to any transfer agent (in addition to the Indenture Trustee) initially designated by the Company with respect to any series of Debt Securities, the Company may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that the Company will be required to maintain a transfer agent in each place of payment for such series. The Company may at any time designate additional transfer agents with respect to any series of Debt Securities.

     Neither the Company nor any Indenture Trustee shall be required to (i) issue, register the transfer of or exchange Debt Securities of any series during a period beginning at the opening of business 15 days before any selection of Debt Securities of that series to be redeemed and ending at the close of business on (a) if such Debt Securities are issuable only as registered securities, the day of the mailing of the relevant notice of redemption and (b) if such Debt Securities are issuable as bearer securities, the day of the first publication of the relevant notice of redemption or, if such Debt Securities are also issuable as registered securities and there is no publication, the mailing of the relevant notice of redemption, or (ii) to register the transfer of or exchange any registered security so selected for redemption in whole or in part, except, in the case of any registered security to be redeemed in part, the portion thereof not to be redeemed, or (iii) to exchange any bearer security so selected for redemption except that such a bearer security may be exchanged for a registered security of that series and like tenor; provided that such registered security shall be simultaneously surrendered for redemption, or (iv) to issue, register the transfer of or exchange any Debt Security which has been surrendered for repayment at the option of the holder, except the portion, if any, of such Debt Security not to be so repaid.


Merger, Consolidation or Sale

     The Company may consolidate with, or sell, lease or convey all or substantially all of its assets to, or merge with or into, any other entity; provided that (i) either the Company shall be the continuing entity or the successor entity (if other than the Company) formed by or resulting from any such consolidation or merger or which shall have received the transfer of such assets shall expressly assume payment of the principal of (and premium, if any) and interest on all of the Debt Securities and the due and punctual performance and observance of all of the covenants and conditions contained in any Indenture; (ii) immediately after giving effect to such transaction and treating any indebtedness which becomes an obligation of the Company or any subsidiary as a result thereof as having been incurred by the Company or such subsidiary at the time of such transaction, no event of default under any Indenture, and no event which, after notice or the lapse of time, or both, would become such an event of default, shall have occurred and be continuing; and (iii) an officer's certificate and legal opinion covering such conditions shall be delivered to the Indenture Trustee.


Certain Covenants

     Existence. Except as permitted under "--Merger, Consolidation or Sale," the Company will be required to do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence, rights (charter and statutory) and franchises; provided, however, that the Company shall not be required to preserve any right or franchise if it determines that the preservation thereof is no longer desirable in the conduct of its business.

     Provision of Financial Information. Whether or not the Company is subject to Section 13 or 15(d) of the Exchange Act, the Company will, to the extent permitted under the Exchange Act, file with the Commission the annual reports, quarterly reports and other documents which the Company would have been required to file with the Commission pursuant to such Section 13 or 15(d) (the "Financial Statements") if the Company were so subject, such documents to be filed with the Commission on or prior to the respective dates (the "Required Filing Dates") by which the Company would have been required so to file such documents if the Company were so subject. The Company will also in any event
(i) within 15 days of each Required Filing Date (a) transmit by mail to all holders of Debt Securities, as their names and addresses appear in the Company's security register, without cost to such holders, copies of the annual reports and quarterly reports which the Company would have been required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act if the Company were subject to such Sections, and (b) file with the applicable Indenture Trustee copies of the annual reports, quarterly reports and other documents which the Company would have been required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act if the Company were subject to such Sections, and (ii) if filing such documents by the Company with the Commission is not permitted under the Exchange Act, promptly upon written request and payment of the reasonable cost of duplication and delivery, supply copies of such documents to any prospective holder of Debt Securities.

     Additional Covenants. Any additional or different covenants of the Company with respect to any series of Debt Securities will be set forth in the applicable Prospectus Supplement.


Events of Default, Notice and Waiver

     Each Indenture will provide that the following events are "Events of Default" with respect to any series of Debt Securities issued thereunder: (a) default for 30 days in the payment of any installment on any Debt Security of such series; (b) default in the payment of the principal of (or premium, if any, on) any Debt Security of such series at its maturity; (c) default in making any sinking fund payments as required for any Debt Security of such series; (d) default in the performance of any other covenant of the Company contained in the applicable Indenture (other than a covenant added to such Indenture solely for the benefit of a series of Debt Securities issued thereunder other than such series), such default having continued for 60 days after written notice as provided in such Indenture; (e) default in the payment of an aggregate principal amount exceeding a specified dollar amount of any evidence of indebtedness of the Company or any mortgage, indenture or other instrument under which such indebtedness is issued or by which such indebtedness is secured, such default having occurred after the expiration of any applicable grace period and having resulted in the acceleration of the maturity of such indebtedness, but only if such indebtedness is not discharged or such acceleration is not rescinded or annulled; (f) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of the Company or any Significant Subsidiary (as hereinafter defined) or any of their respective property; and (g) any other event of default provided with respect to a particular series of Debt Securities. The term "Significant Subsidiary" means each significant subsidiary (as defined in Regulation S-X promulgated under the Securities Act) of the Company.

     If an Event of Default (other than an Event of Default described in clause
(f) above) under any Indenture with respect to Debt Securities of any series at the time outstanding occurs and is continuing, then in every such case the applicable Indenture Trustee or the holders of not less than a majority in principal amount of the outstanding Debt Securities of that series may declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities or indexed securities, such portion of the principal amount as may be specified in the terms thereof) of all of the Debt Securities of that series to be due and payable immediately by written notice thereof to the Company (and to the applicable Indenture Trustee if given by the holders). If an Event of Default described in clause (f) above with respect to the Debt Securities of any series at the time outstanding shall occur, the principal amount of all the Debt Securities of that series (or, in the case of any such Original Issue Discount Security or other Debt Security, such specified amount) will automatically, and without any action by the Indenture Trustee or any holder of such series of Debt Securities, become immediately due and payable. However, at any time after such a declaration of acceleration with respect to Debt Securities of such series (or of all Debt Securities then outstanding under the applicable Indenture, as the case may be) has been made, but before a judgment or decree for payment of the money due has been obtained by the applicable Indenture Trustee, the holders of not less than a majority in principal amount of outstanding Debt Securities of such series (or of all Debt Securities then outstanding under the applicable Indenture, as the case may be) may rescind and annul such declaration and its consequences if (i) the Company shall have deposited with the applicable Indenture Trustee all required payments of the principal of (and premium, if any) and interest on the Debt Securities of such series (or of all Debt Securities then outstanding under the applicable Indenture, as the case may be), plus certain fees, expenses, disbursements and advances of the applicable Indenture Trustee, and (ii) all Events of Default, other than the non-payment of accelerated principal (or specified portion thereof), or premium, if any, or interest on the Debt Securities of such series (or of all Debt Securities then outstanding under the applicable Indenture, as the case may be) have been cured or waived as provided in the applicable Indenture. Each of the Indentures will also provide that the holders of not less than a majority in principal amount of the outstanding Debt Securities of any series (or of all Debt Securities then outstanding under the applicable Indenture, as the case may be) may waive any past default with respect to such series and its consequences, except a default (i) in the payment of the principal of (or premium, if any) or interest on any Debt Security of such series or (ii) in respect of a covenant or provision contained in the applicable Indenture that cannot be modified or amended without the consent of the holder of each outstanding Debt Security affected thereby.

     The Indenture Trustee will be required to give notice to the holders of Debt Securities within 90 days of a default under the applicable Indenture unless such default has been cured or waived; provided, however, that such Indenture Trustee may withhold notice to the holders of any series of Debt Securities of any default with respect to such series (except a default in the payment of the principal of (or premium, if any) or interest on any Debt Security of such series or in the payment of any sinking fund installment in respect of any Debt Security of such series) if specified responsible officers of such Indenture Trustee consider such withholding to be in the interest of such holders.

     Each Indenture will provide that no holders of Debt Securities of any series may institute any proceedings, judicial or otherwise, with respect to the Indenture or for any remedy thereunder, except in the case of failure of the Indenture Trustee, for 60 days, to act after it has received a written request to institute proceedings in respect of an event of default from the holders of not less than a majority in principal amount of the outstanding Debt Securities of such series, as well as an offer of reasonable indemnity. This provision will not prevent, however, any holder of Debt Securities from instituting suit for the enforcement of payment of the principal of (and premium, if any) and interest on such Debt Securities at the respective due dates thereof.

     Subject to provisions in the applicable Indenture relating to its duties in case of default, no Indenture Trustee will be under any obligation to exercise any of its rights or powers under such Indenture at the request or direction of any holders of any series of Debt Securities then outstanding under such Indenture, unless such holders shall have offered to the Indenture Trustee reasonable security or indemnity. The holders of not less than a majority in principal amount of the outstanding Debt Securities of any series (or of all Debt Securities then outstanding under the applicable Indenture, as the case may be) shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the applicable Indenture Trustee, or of exercising any trust or power conferred upon such Indenture Trustee. However, an Indenture Trustee may refuse to follow any direction which is in conflict with any law or the Indenture, which may involve such Indenture Trustee in personal liability or which may be unduly prejudicial to the holders of Debt Securities of such series not joining therein.

     The Company will be required to deliver to each Indenture Trustee annually a certificate, signed by one of several specified officers of the Company, stating whether or not such officer has knowledge of any default under the applicable Indenture and, if so, specifying each such default and the nature and status thereof.


Modification of the Indenture

     Modifications and amendments of an Indenture will be permitted to be made only with the consent of the holders of not less than a majority in principal amount of all outstanding Debt Securities or series of outstanding Debt Securities which are affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the holder of each such Debt Security affected thereby, (i) change the stated maturity of the principal of, or any installment of interest (or premium, if any) on any such Debt Security; (ii) reduce the principal amount of, or the rate or amount of interest on, or any premium payable on redemption of, any such Debt Security, or reduce the amount of principal of an Original Issue Discount Security that would be due and payable upon declaration of acceleration of the maturity thereof or would be provable in bankruptcy, or adversely affect any right of repayment of the holder of any such Debt Security; (iii) change the place of payment, or the coin or currency, for payment of principal of, premium, if any, or interest on any such Debt Security; (iv) impair the right to institute suit for the enforcement of any payment on or with respect to any such Debt Security; (v) reduce the above-stated percentage of outstanding Debt Securities of any series necessary to modify or amend the Indenture, to waive compliance with certain provisions thereof or certain defaults and consequences thereunder or to reduce the quorum or voting requirements set forth in such Indenture; or (vi) modify any of the foregoing provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants, except to increase the required percentage to effect such action or to provide that certain other provisions may not be modified or waived without the consent of the holder of such Debt Security.

     Each Indenture will provide that the holders of not less than a majority in principal amount of a series of outstanding Debt Securities have the right to waive compliance by the Company with certain covenants relating to such series of Debt Securities in such Indenture.

     Modifications and amendments of an Indenture will be permitted to be made by the Company and the applicable Indenture Trustee thereunder without the consent of any holder of Debt Securities for any of the following purposes: (i) to evidence the succession of another person to the Company as obligor under such Indenture; (ii) to add to the covenants of the Company for the benefit of the holders of all or any series of Debt Securities or to surrender any right or power conferred upon the Company in such Indenture; (iii) to add events of default for the benefit of the holders of all or any series of Debt Securities;
(iv) to add or change any provisions of the Indenture to facilitate the issuance of, or to liberalize certain terms of, Debt Securities in bearer form, or to permit or facilitate the issuance of Debt Securities in uncertificated form; provided that such action shall not adversely affect the interests of the holders of the Debt Securities in any material respect; (v) to change or eliminate any provisions of the Indenture; provided that any such change or elimination shall become effective only when there are no Debt Securities outstanding of any series created prior thereto which are entitled to the benefit of such provision; (vi) to secure the Debt Securities; (vii) to establish the form or terms of Debt Securities of any series, including the provisions and procedures, if applicable, for the conversion of such Debt Securities into Common Shares or Preferred Shares; (viii) to provide for the acceptance of appointment by a successor Indenture Trustee or facilitate the administration of the trusts under an Indenture by more than one Indenture Trustee; (ix) to cure any ambiguity, defect or inconsistency in an Indenture; provided that such action shall not adversely affect the interests of holders of Debt Securities of any series in any material respect; or (x) to supplement any of the provisions of an Indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of such Debt Securities; provided that such action shall not adversely affect the interests of the holders of the Debt Securities of any series in any material respect.

     Each Indenture will provide that in determining whether the holders of the requisite principal amount of outstanding Debt Securities of a series have given any request, demand, authorization, direction, notice, consent or waiver thereunder or whether a quorum is present at a meeting of holders of Debt Securities, (i) the principal amount of an Original Issue Discount Security that shall be deemed to be outstanding shall be the amount of the principal thereof that would be due and payable as of the date of such determination upon declaration of acceleration of the maturity thereof, (ii) the principal amount of a Debt Security denominated in a foreign currency that shall be deemed outstanding shall be the U.S. dollar equivalent, determined on the issue date for such Debt Security, of the principal amount (or, in the case of an Original Issue Discount Security, the U.S. dollar equivalent on the issue date of such Debt Security of the amount determined as provided in (i) above), (iii) the principal amount of an indexed security that shall be deemed outstanding shall be the principal face amount of such indexed security at original issuance, unless otherwise provided with respect to such indexed security in the applicable Indenture, and
(iv) Debt Securities owned by the Company or any other obligor upon the Debt Securities or any affiliate of the Company or of such other obligor shall be disregarded.

     Each Indenture will contain provisions for convening meetings of the holders of Debt Securities of a series. A meeting may be called at any time by an Indenture Trustee, and also, upon request, by the Company or the holders of at least 25% in principal amount of the outstanding Debt Securities of such series, in any such case, upon notice given as provided in such Indenture. Except for any consent that must be given by the holder of each Debt Security affected by certain modifications and amendments of an Indenture, any resolution presented at a meeting or adjourned meeting duly reconvened at which a quorum is present may be adopted by the affirmative vote of the holders of a majority in principal amount of the outstanding Debt Securities of that series; provided, however, that, except as referred to above, any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that may be made, given or taken by the holders of a specified percentage, which is less than a majority, in principal amount of the outstanding Debt Securities of a series may be adopted at a meeting or adjourned meeting duly reconvened at which a quorum is present by the affirmative vote of the holders of such specified percentage in principal amount of the outstanding Debt Securities for that series. Any resolution passed or decision taken at any meeting of holders of Debt Securities of any series duly held in accordance with the applicable Indenture will be binding on all holders of Debt Securities of that series. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be persons holding or representing a majority in principal amount of the outstanding Debt Securities of a series; provided, however, that if any action is to be taken at such meeting with respect to a consent or waiver which may be given by the holders of not less than a specified percentage in principal amount of the outstanding Debt Securities of a series, the persons holding or representing such specified percentage in principal amount of the outstanding Debt Securities of such series will constitute a quorum.

     Notwithstanding the foregoing provisions, each Indenture will provide that if any action is to be taken at a meeting of holders of Debt Securities of any series with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that such Indenture expressly provides may be made, given or taken by the holders of such series and one or more additional series: (i) there shall be no minimum quorum requirement for such meeting and
(ii) the principal amount of the outstanding Debt Securities of such series that vote in favor of such request, demand, authorization, direction, notice, consent, waiver or other action shall be taken into account in determining whether such request, demand, authorization, direction, notice, consent, waiver or other action has been made, given or taken under such Indenture.


Discharge, Defeasance and Covenant Defeasance

     The Company may discharge certain obligations to holders of any series of Debt Securities that have not already been delivered to the applicable Indenture Trustee for cancellation and that either have become due and payable or will become due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with such Indenture Trustee, in trust, funds in such currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are payable in an amount sufficient to pay the entire indebtedness on such Debt Securities in respect of principal (and premium, if any) and interest to the date of such deposit (if such Debt Securities have become due and payable) or to the stated maturity or redemption date, as the case may be.

     An Indenture may provide that, if certain provisions thereof are made applicable to the Debt Securities of or within a series pursuant to the Indenture, the Company may elect either (i) to defease and be discharged from any and all obligations with respect to such Debt Securities (except for the obligation to pay additional amounts, if any, upon the occurrence of certain events of tax, assessment or governmental charge with respect to payments on such Debt Securities and the obligations to register the transfer or exchange of such Debt Securities, to replace temporary or mutilated, destroyed, lost or stolen Debt Securities, to maintain an office or agency in respect of such Debt Securities and to hold moneys for payment in trust) ("defeasance") or (ii) to be released from its obligations with respect to such Debt Securities under certain sections of such Indenture (including the restrictions described under

"--Certain Covenants") and, if provided pursuant to such Indenture, its obligations with respect to any other covenant, and any omission to comply with such obligations shall not constitute a default or an event of default with respect to such Debt Securities ("covenant defeasance"), in either case upon the irrevocable deposit by the Company with the applicable Indenture Trustee, in trust, of an amount, in such currency or currencies, currency unit or units of composite currency or currencies in which such Debt Securities are payable at stated maturity, or Government Obligations (as defined below), or both, applicable to such Debt Securities which through the scheduled payment of principal and interest, in accordance with their terms will provide money in an amount sufficient to pay the principal of (and premium, if any) and interest on such Debt Securities, and any mandatory sinking fund or analogous payments thereon, on the scheduled dates therefor.

     Such a trust may be established only if, among other things, the Company has delivered to the applicable Indenture Trustee an opinion of counsel (as specified in the applicable Indenture) to the effect that the holders of such Debt Securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred.

     "Government Obligations" means securities which are (i) direct obligations of the United States of America or the government which issued the foreign currency in which the Debt Securities of a particular series are payable, for the payment of which its full faith and credit is pledged or (ii) obligations of a person controlled or supervised by and acting as an agency or instrumentality of the United States of America or such government which issued the foreign currency in which the Debt Securities of a particular series are payable, the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America or such other government, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such Government Obligation or a specific payment of interest on or principal of any such Government Obligation held by such custodian for the account of the holder of a depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Obligations or the specific payment of interest on or principal of the Government Obligations evidenced by such depository receipt.

     Unless otherwise provided in the applicable Prospectus Supplement, if after the Company has deposited funds and/or Government Obligations to effect defeasance or covenant defeasance with respect to Debt Securities of any series, (i) the holder of a Debt Security of such series is entitled to, and does, elect pursuant to the applicable Indenture or the terms of such Debt Security to receive payment in a currency, currency unit or composite currency other than that in which such deposit has been made in respect of such Debt Security, or (ii) a Conversion Event (as defined below) occurs in respect of the currency, currency unit or composite currency in which such deposit has been made, the indebtedness represented by such Debt Security shall be deemed to have been, and will be, fully discharged and satisfied through the payment of the principal of (and premium, if any) and interest on such Debt Security as they become due out of the proceeds yielded by converting the amount so deposited in respect of such Debt Security into the currency, currency unit or composite currency in which such Debt Security becomes payable as a result of such election or such cessation of usage based on the applicable market exchange rate. "Conversion Event" means the cessation of use of (i) a currency, currency unit or composite currency both by the government of the country which issued such currency and for the settlement of transactions by a central bank or other public institutions of or within the international banking community,
(ii) the ECU both within the European Monetary System and for the settlement of transactions by public institutions of or within the European Communities or
(iii) any currency unit or composite currency other than the ECU for the purposes for which it was established. Unless otherwise provided in the applicable Prospectus Supplement, all payments of principal of (and premium, if any) and interest on any Debt Security that is payable in a foreign currency that ceases to be used by its government of issuance shall be made in U.S. dollars.

     In the event the Company effects covenant defeasance with respect to any Debt Securities and such Debt Securities are declared due and payable because of the occurrence of any event of default other than the event of default described in clause (d) under "--Events of Default, Notice and Waiver" with respect to certain sections of the applicable Indenture (which sections would no longer be applicable to such Debt Securities) or described in clause (g) under "--Events of Default, Notice and Waiver" with respect to any other covenant as to which there has been covenant defeasance, the amount in such currency, currency unit or composite currency in which such Debt Securities are payable, and Government Obligations on deposit with the Trustee, will be sufficient to pay amounts due on such Debt Securities at the time of their stated maturity but may not be sufficient to pay amounts due on such Debt Securities at the time of the acceleration resulting from such event of default. However, the Company would remain liable to make payment of such amounts due at the time of acceleration.

     Notwithstanding the description set forth under "--Subordination" below, in the event that the Company deposits money or Government Obligations in compliance with the applicable Indenture in order to defease all or certain of its obligations with respect to any Subordinated Securities, the moneys or Government Obligations so deposited will not be subject to the subordination provisions of such Indenture and the indebtedness evidenced by such Subordinated Securities will not be subordinated in right of payment to the holders of senior indebtedness to the extent of the moneys or Government Obligations so deposited.

     The applicable Prospectus Supplement may further describe the provisions, if any, permitting such defeasance or covenant defeasance, including any modifications to the provisions described above, with respect to the Debt Securities of or within a particular series.


Conversion Rights

     The terms and conditions, if any, upon which the Debt Securities are convertible into Common or Preferred Shares will be set forth in the Prospectus Supplement relating thereto. Such terms will include whether such Debt Securities are convertible into Common or Preferred Shares, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders of the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such Debt Securities and any restrictions on conversion, including restrictions directed at maintaining the Company's REIT status.


Subordination

     The terms and conditions, if any, upon which Subordinated Securities of a series are subordinated to Debt Securities of other series or to other indebtedness of the Company will be set forth in the applicable Prospectus Supplement. Such terms will include a description of the indebtedness ranking senior to such Subordinated Securities, the restrictions on payments to the holders of such Subordinated Securities while a default with respect to such senior indebtedness is continuing, the restrictions, if any, on payments to the holders of such Subordinated Securities following an Event of Default, and provisions requiring holders of such Subordinated Securities to remit certain payments to holders of senior indebtedness.


Global Securities

     If so set forth in the applicable Prospectus Supplement, the Debt Securities of a series may be issued in whole or in part in the form of one or more Global Securities that will be deposited with, or on behalf of, a depositary identified in the applicable Prospectus Supplement relating to such series. Global Securities may be issued in either registered or bearer form and in either temporary or permanent form. The specific terms of the depositary arrangement with respect to any such series of Debt Securities will be described in the applicable Prospectus Supplement.


                             DESCRIPTION OF SHARES

     The Declaration of Trust ("Declaration") authorizes the Company to issue an aggregate of 200,000,000 shares of beneficial interest ("Shares") in the Company, including (i) 150,000,000 Common Shares, par value $.01 per share, and
(ii) 50,000,000 Preferred Shares, par value $.01 per share. The Declaration permits the Trustees to amend the Declaration to increase or decrease the authorized Shares of the Company without the requirement of shareholder approval.

     The Declaration authorizes the Trustees, without shareholder approval, from time to time to divide the Preferred Shares into classes or series and to set (or change, if the class or series has been previously established) the par value, if any, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications or terms and conditions of redemption of such Preferred Shares as are not prohibited by the

Declaration or applicable law. In connection with the adoption of the Company's shareholders rights plan (see "Redemption; Business Combinations and Control Share Acquisitions--Rights Plan," below), the Trustees established an authorized but unissued class of 1,500,000 Preferred Shares, par value $.01 per share (the "Junior Participating Preferred Shares"), described more fully below under "Description of Preferred Shares--Junior Participating Preferred Shares," and as of June 2, 1998 no other class or series of Preferred Shares had been established.

     As of June 2, 1998 there were 131,532,678 Shares outstanding, all of which were Common Shares. The Company also had outstanding as of such date $204.9 million aggregate principal amount convertible subordinated debentures of various series, all of which are convertible into Common Shares at an exercise price equal on such date to $18 per share. See "Description of Convertible Subordinated Debentures."

     The following descriptions do not purport to be complete and are subject to, and qualified in their entirety by reference to, the more complete descriptions thereof set forth in the Declaration. Capitalized terms not defined herein are as defined in the Declaration.

     Except as otherwise determined by the Trustees with respect to any class or series of Preferred Shares, all Shares: (i) will participate equally in dividends payable to shareholders when, as and if declared by the Trustees and ratably in net assets available for distribution to shareholders on liquidation or dissolution; (ii) will have one vote per share on all matters submitted to a vote of the shareholders, (iii) will not have cumulative voting rights in the election of Trustees; and (iv) will have no preference, conversion, exchange, sinking fund, redemption rights or preemptive or similar rights.


     Upon issuance in accordance with the Declaration, applicable law and the terms and conditions described in the related Prospectus Supplement, the Shares will be fully paid and nonassessable. The holders of Shares do not have preemptive rights with respect to the issuance of additional Shares or other securities of the Company.


     The authorized but unissued Shares will be available for issuance from time to time by the Company at the sole discretion of the Trustees for any proper trust purpose, which could include raising capital, providing compensation or benefits to employees and others, paying stock dividends or acquiring companies, businesses or properties. The issuance of such unissued Shares could have the effect of diluting the earnings per share and book value per share of currently outstanding Shares.


     For certain other information with respect to the Shares, see "Limitation of Liabilities; Shareholder Liability" and "Redemption; Business Combinations and Control Share Acquisitions" below.


     The Transfer Agent and Registrar for the Company's Shares is State Street Bank and Trust Company, c/o Boston EquiServe, P.O. Box 8200, Boston, Massachusetts 02266-8200 (telephone number (800) 426-5523).


                        DESCRIPTION OF PREFERRED SHARES


     The Declaration authorizes the Trustees, without shareholder approval, from time to time to divide the Preferred Shares into classes or series and to set (or change, if the class or series has been previously established) the par value, if any, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications or terms and conditions of redemption of such Preferred Shares that are not prohibited by the Declaration or applicable law.


     The following description of the Preferred Shares sets forth certain general terms and provisions of the Preferred Shares to which any Prospectus Supplement may relate and a brief summary of certain terms of the Company's Junior Participating Preferred Shares. The statements below describing the Preferred Shares are in all respects subject to and qualified in their entirety by reference to the applicable provisions of the Declaration (including any applicable articles supplementary) and By-Laws.


General

     Subject to limitations prescribed by Maryland law and the Declaration, the Trustees are authorized to fix the number of shares constituting each series of Preferred Shares and the designations and powers, preferences and relative, participating, optional or other specific rights and qualifications, limitations or restrictions thereof, including such provisions as may be desired concerning voting, redemption, dividends, dissolution or the distribution of assets, conversion or exchange, and such other subjects or matters as may be fixed by resolutions of the Trustees.

     Reference is made to the Prospectus Supplement relating to the Preferred Shares offered thereby for specific terms, including:

    (1) the title of such Preferred Shares;

    (2) the number of shares of such Preferred Shares offered, the par value, the liquidation preference per share and the offering price of such Preferred Shares;

    (3) the dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to such Preferred Shares;

    (4) the date from which dividends on such Preferred Shares shall accumulate, if applicable;

    (5) the procedures for any auction and remarketing, if any, for such Preferred Shares;

    (6) the provision for a sinking fund, if any, for such Preferred Shares;

    (7) the provision for redemption, if applicable, of such Preferred Shares;

    (8) any listing of such Preferred shares on any securities exchange;

    (9) the terms and conditions, if applicable, upon which such Preferred Shares will be convertible into Common Shares of the Company or another series of Offered Securities, including the conversion price (or manner of calculation thereof);

   (10) whether interests in such Preferred Shares will be represented by Depositary Shares as more fully described below under "Description of Depositary Shares";

   (11) any other specific terms, preferences, rights, limitations or restrictions of such Preferred Shares;

   (12) a discussion of federal income tax considerations applicable to such Preferred Shares;

   (13) the relative ranking and preferences of such Preferred Shares as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company;

   (14) any limitations on issuance of any series of Preferred Shares ranking senior to or on a parity with such series of Preferred Shares as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company; and

   (15) any limitations on direct or beneficial ownership and restrictions on transfer.

     As described under "Description of Depositary Shares," the Company may, at its option, elect to offer Depositary Shares evidenced by depositary receipts ("Depositary Receipts"), each representing a fractional interest (to be specified in the Prospectus Supplement relating to the particular series of the Preferred Shares) in a share of the particular series of the Preferred Shares issued and deposited with a Depositary (as defined below).


Rank

     Unless otherwise determined by the Trustees and specified in the applicable Prospectus Supplement, it is expected that the Preferred Shares will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company, rank (i) senior to all Common Shares, and to all equity securities ranking junior to such Preferred Shares; (ii) on a parity with all equity securities issued by the Company the terms of which specifically provide that such equity securities rank on a parity with the Preferred Shares; and (iii) junior to all equity securities issued by the Company the terms of which specifically provide that such equity securities rank senior to the Preferred Shares.


Dividends

     Holders of Preferred Shares of each series shall be entitled to receive, when, as and if declared by the Trustees, out of assets of the Company legally available for payment, cash dividends at such rates and on such dates as will be set forth in the applicable Prospectus Supplement. Each such dividend shall be payable to holders of record as they appear on the stock transfer books of the Company (or, if applicable, on the records of the Depositary referred to below under "Description of Depositary Shares") on such record dates as shall be fixed by the Trustees.

     Dividends on any series of the Preferred Shares may be cumulative or noncumulative, as provided in the applicable Prospectus Supplement. Dividends, if cumulative, will be cumulative from and after the date set forth in the applicable Prospectus Supplement. If the Trustees fail to declare a dividend payable on a dividend payment date on any series of the Preferred Shares for which dividends are noncumulative, then the holders of such series of the Preferred Shares will have no right to receive a dividend in respect of the dividend period ending on such dividend payment date, and the Company will have no obligation to pay the dividend accrued for such period, whether or not dividends on such series are declared payable on any future dividend payment date.

     If Preferred Shares of any series are outstanding, no full dividends shall be declared or paid or set apart for payment on the Preferred Shares of the Company of any other series ranking, as to dividends, on a parity with or junior to the Preferred Shares of such series for any period unless (i) if such series of Preferred Shares has a cumulative dividend, full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the Preferred Shares of such series for all past dividend periods and the then current dividend period or (ii) if such series of Preferred Shares does not have a cumulative dividend, full dividends for the then current dividend period have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the Preferred Shares of such series. When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the Preferred Shares of any series and the shares of any other series of Preferred Shares ranking on a parity as to dividends with the Preferred Shares of such series, all dividends declared upon Preferred Shares of such series and any other series of Preferred Shares shall in all cases bear to each other the same ratio that accrued dividends per share on the Preferred Shares of such series (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such Preferred Shares do not have a cumulative dividend) and such other series of Preferred Shares bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on Preferred Shares of such series which may be in arrears.

     Except as provided in the immediately preceding paragraph, unless (i) if such series of Preferred Shares has a cumulative dividend, full cumulative dividends on the Preferred Shares of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the repayment thereof set apart for payment for all past dividend periods and the then current dividend period, and (ii) if such series of Preferred Shares does not have a cumulative dividend, full dividends on the Preferred Shares of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, no dividends (other than in Common Shares or other capital stock ranking junior to the Preferred Shares of such series as to dividends and upon liquidation) shall be declared or paid or set aside for payment or other distribution shall be declared or made upon the Common Shares or any other capital stock of the Company ranking junior to or on a parity with the Preferred Shares of such series as to dividends or upon liquidation, nor shall any Common Shares or any other capital stock of the Company ranking junior to or on a parity with the Preferred Shares of such series as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any shares of any such stock) by the Company (except by conversion into or exchange for other capital stock of the Company ranking junior to the Preferred Shares of such series as to dividends and upon liquidation and except pursuant to certain pro rata offers to purchase or a concurrent redemption of all, or a pro rata portion of, the outstanding shares of the Preferred Shares of such series and any other series of Preferred Shares ranking on a parity with such series as to dividends and liquidation).

     Any dividend payment made on shares of a series of Preferred Shares shall first be credited against the earliest accrued but unpaid dividend due with respect to shares of such series which remains payable.


Redemption

     If so provided in the applicable Prospectus Supplement, the Preferred Shares will be subject to mandatory redemption or redemption at the option of the Company, as a whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in such Prospectus Supplement.

     The Prospectus Supplement relating to a series of Preferred Shares that is subject to mandatory redemption will specify the number of such Preferred Shares that shall be redeemed by the Company in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accrued and unpaid dividends thereon (which shall not, if such Preferred Shares do not have a cumulative dividend, include any accumulation in respect of unpaid dividends for prior dividend periods) to the date of redemption. The redemption price may be payable in cash or other property, as specified in the applicable Prospectus Supplement. If the redemption price for Preferred Shares of any series is payable only from the net proceeds of the issuance of capital stock of the Company, the terms of such Preferred Shares may provide that, if no such capital stock shall have been issued or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, such Preferred Shares shall automatically and mandatorily be converted into shares of the applicable capital stock of the Company pursuant to conversion provisions specified in the applicable Prospectus Supplement.

     Notwithstanding the foregoing, unless (i) if such series of Preferred Shares has a cumulative dividend, full cumulative dividends on all shares of any series of Preferred Shares shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, and (ii) if such series of Preferred Shares does not have a cumulative dividend, full dividends on the Preferred Shares of any series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, no shares of any series of Preferred Shares shall be redeemed unless all outstanding Preferred Shares of such series are simultaneously redeemed; provided, however, that the foregoing shall not prevent the purchase or acquisition of Preferred Shares of such series pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Preferred Shares of such series, and, unless (i) if such series of Preferred Shares has a cumulative dividend, full cumulative dividends on all outstanding shares of any series of Preferred Shares have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, and (ii) if such series of Preferred Shares does not have a cumulative dividend, full dividends on the Preferred Shares of any series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, the Company shall not purchase or otherwise acquire directly or indirectly any Preferred Shares of such series (except by conversion into or exchange for capital stock of the Company ranking junior to the Preferred Shares of such series as to dividends and upon liquidation).

     If fewer than all of the outstanding Preferred Shares of any series are to be redeemed, the number of Preferred Shares to be redeemed will be determined by the Company and such shares may be redeemed pro rata from the holders of record of such shares in proportion to the number of such shares held by such holders (with adjustments to avoid redemption of fractional shares) or by lot in manner determined by the Company.

     Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of Preferred Shares of any series to be redeemed at the address shown on the stock transfer books of the Company. Each notice shall state: (i) the redemption date; (ii) the number of shares and series of the Preferred Shares to be redeemed; (iii) the redemption price; (iv) the place or places where certificates for such Preferred Shares are to be surrendered for payment of the redemption price; (v) that dividends on the shares to be redeemed will cease to accrue on such redemption date; and (vi) the date upon which the holder's conversion rights, if any, as to such shares shall terminate. If fewer than all the Preferred Shares of any series are to be redeemed, the notice mailed to each such holder thereof shall also specify the number of Preferred Shares to be redeemed from each such holder. If notice of redemption of any Preferred Shares has been given and if the funds necessary for such redemption have been set aside by the Company in trust for the benefit of the holders of any of the Preferred Shares so called for redemption, then from and after the redemption date dividends will cease to accrue on such Preferred Shares, and any and all rights of the holders of such shares will terminate, except the right to receive the redemption price.


Liquidation Preference

     Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, then, before any distribution or payment shall be made to the holders of any Common Shares or any other class or series of capital stock of the Company ranking junior to the Preferred Shares in the distribution of assets upon any liquidation, dissolution or winding up of the Company, the holders of each series of Preferred Shares shall be entitled to receive out of assets of the Company legally available for distribution to shareholders liquidating distributions in the amount of the liquidation preference per share (set forth in the applicable Prospectus Supplement), plus an amount equal to all dividends accrued and unpaid thereon (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such Preferred Shares do not have a cumulative dividend). After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Preferred Shares will have no right or claim to any of the remaining assets of the Company. In the event that upon any such voluntary or involuntary liquidation, dissolution or winding up, the available assets of the Company are insufficient to pay the amount of the liquidating distributions on all outstanding Preferred Shares and the corresponding amounts payable on all shares of other classes or series of capital stock of the Company ranking on a parity with the Preferred Shares in the distribution of assets, then the holders of the Preferred Shares and all other such classes or series of capital stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

     If liquidating distributions shall have been made in full to all holders of Preferred Shares, the remaining assets of the Company shall be distributed among the holders of any other classes or series of capital stock ranking junior to the Preferred Shares upon liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective number of shares. For such purposes, the consolidation or merger of the Company with or into any other trust or corporation, or the sale, lease or conveyance of all or substantially all of the property or business of the Company, shall not be deemed to constitute a liquidation, dissolution or winding up of the Company.


Voting Rights

     Holders of the Preferred Shares will not have any voting rights, except as set forth below or as otherwise from time to time required by law or as indicated in the applicable Prospectus Supplement.

     Unless otherwise specified in the related Prospectus Supplement, at any time dividends on any Preferred Shares shall be in arrears for six consecutive quarterly periods, the holders of such Preferred Shares (voting separately as a class with all other series of preferred shares upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two additional trustees of the Company at the next annual meeting of shareholders and at each subsequent meeting until (i) if such series of Preferred Shares has a cumulative dividend, all dividends accumulated on such Preferred Shares for the past dividend periods and the then current dividend period shall have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment or (ii) if such series of Preferred Shares does not have a cumulative dividend, four consecutive quarterly dividends shall have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment. In such case, the entire Trustees of the Company will be increased by two trustees.

     Unless provided otherwise for any series of Preferred Shares, so long as any Preferred Shares remain outstanding, the Company shall not, without the affirmative vote or consent of the holders of a majority of the shares of each series of Preferred Shares outstanding at the time, given in person or by proxy, either in writing or at a meeting (such series voting separately as a class), (i) authorize or create, or increase the authorized or issued amount of, any class or series of capital stock ranking prior to such series of Preferred Shares with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, or reclassify any authorized capital stock of the Company into any such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares; or (ii) amend, alter or repeal the provisions of the Declaration or the certificate of designations for such series of Preferred Shares, whether by merger, consolidation or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of such series of Preferred Shares or the holders thereof; provided, however, that any increase in the amount of the authorized Preferred Shares or the creation or issuance of any other series of Preferred Shares, or any increase in the amount of authorized shares of such series or any other series of Preferred Shares, in each case ranking on a parity with or junior to the Preferred Shares of such series with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

     The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of such series of Preferred Shares shall have been redeemed or called for redemption and sufficient funds shall have been deposited in trust to effect such redemption.

     As more fully described under "Description of Depositary Shares" below, if the Company elects to issue Depositary Shares, each representing a fraction of a share of a series of the Preferred Shares, each such Depositary will, in effect be entitled to such fraction of a vote per Depositary Share.


Conversion Rights

     The terms and conditions, if any, upon which shares of any series of Preferred Shares may be converted into or exchanged for Common Shares or another series of Preferred Shares or other series of Offered Securities will be set forth in the Prospectus Supplement relating thereto. Such terms will include the number of Common Shares or other securities into which the Preferred Share is convertible or exchangeable, conversion or exchange price (or manner of calculation thereof), the conversion or exchange period, provisions as to whether conversion or exchange will be at the option of the holders of the Preferred Shares or the Company, the events requiring an adjustment of the conversion or exchange price and provisions affecting conversion or exchange in the event of the redemption such Preferred Shares.


Junior Participating Preferred Shares

     In connection with the adoption of the Company's shareholders rights plan, the Trustees established an authorized but unissued class of 1,500,000 Preferred Shares. See "Redemption; Business Combinations and Control Share Acquisitions" below. Certain powers, preferences and rights and certain qualifications, limitations and restrictions of the Junior Participating Preferred Shares, when and if issued, are as follows. The statements below with respect to the Junior Participating Preferred Shares are in all respects subject to and qualified in their entirety by reference to the applicable provisions of the Declaration (including the applicable articles supplementary) and By-Laws.

     The holder of each Junior Participating Preferred Share is entitled to quarterly dividends in the greater amount of $5.00 or 100 times the quarterly per share dividend, whether cash or otherwise, declared upon the Common Shares. Dividends on the Junior Participating Preferred Shares are cumulative. Whenever dividends on the Junior Participating Preferred Shares are in arrears, the Company, among other things, is prohibited from declaring or paying dividends, making other distributions on, or redeeming or repurchasing Common Shares or other Shares ranking junior to the Junior Participating Preferred Shares, and upon failure of the Company to pay such dividends for six quarters, the holders of the Junior Participating Preferred Shares will be entitled to elect two Trustees. The holder of each Junior Participating Preferred Share is entitled to 100 votes on all matters submitted to a vote of the shareholders, voting (unless otherwise provided in the Declaration or by law) together with holders of Common Shares as one class. Upon liquidation, dissolution or winding up of the Company, the holders of Junior Participating Preferred Shares are entitled to a liquidation preference of $100 per share plus the amount of any accrued and unpaid dividends and distributions thereon (the "Liquidation Preference"), prior to payment of any distribution in respect of the Common Shares or any other Shares ranking junior to the Junior Participating Preferred Shares. Following payment of the Liquidation Preference, the holders of Junior Participating Preferred Shares are not entitled to further distributions until the holders of Common Shares shall have received an amount per share (the "Common Share Adjustment") equal to the Liquidation Preference divided by 100 (adjusted to reflect events such as stock splits, stock dividends and recapitalizations affected the Common Shares) (the "Adjustment Number"). Following the payment of the full amount of the Liquidation Preference and the Common Share Adjustment, holders of Junior Participating Preferred Shares are entitled to participate proportionately on a per share basis with holders of Common Shares in the distribution of the remaining assets to be distributed in respect of Shares in the ratio of the Adjustment Number to one, respectively. The powers, preferences and rights of the Junior Participating Preferred Shares are subject to the superior powers, preferences and rights of any senior series or class of Preferred Shares which the Trustees shall, from time to time, authorize and issue.

                       DESCRIPTION OF DEPOSITARY SHARES


General

     The description set forth below and in any applicable Prospectus Supplement of certain provisions of any Deposit Agreement (as defined below) and of the Depositary Shares and depositary receipts representing Depositary Shares ("Depositary Receipts") does not purport to be complete and is subject to and qualified in its entirety by reference to the forms of Deposit Agreement and Depositary Receipts relating to each series of the Preferred Shares which have been or will be filed with the Commission at or prior to the time of the offering of such series of the Preferred Shares.

     The Company may, at its option, elect to offer fractional interests in shares of Preferred Shares, rather than shares of Preferred Shares. In the event such option is exercised, the Company will provide for the issuance by a Depositary (as defined below) to the public of receipts for Depositary Shares, each of which will represent a fractional interest to be set forth in the Prospectus Supplement relating to a particular series of the Preferred Shares which will be filed with the Commission at or prior to the time of the offering of such series of the Preferred Shares as described below. Preferred Shares of each series represented by Depositary Shares will be deposited under a separate deposit agreement (each, a "Deposit Agreement") among the Company and the depositary named therein (a "Depositary"). The Prospectus Supplement relating to a series of Depositary Shares will set forth the name and address of the Depositary. Subject to the terms of the applicable Deposit Agreement, each owner of a Depositary Share will be entitled, in proportion to the fractional interest of a share of a particular series of Preferred Shares represented by such Depositary Share to all the rights and preferences of the Preferred Shares represented by such Depositary Shares (including dividend, voting, conversion, redemption and liquidation rights).

     The Depositary Shares will be evidenced by Depositary Receipts issued pursuant to the applicable Deposit Agreement. Upon surrender of Depositary Receipts at the office of the Depositary and upon payment of the charges provided in the Deposit Agreement and subject to the terms thereof, a holder of Depositary Shares is entitled to have the Depositary deliver to such holder the whole shares of Preferred Shares underlying the Depositary Shares evidenced by the surrendered Depositary Receipts.


Dividends and Other Distributions

     A Depositary will be required to distribute all cash dividends or other cash distributions received in respect of the applicable Preferred Shares to the record holders of Depositary Receipts evidencing the related Depositary Shares in proportion to the number of such Depositary Receipts owned by such holders, subject to certain obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to such Depositary. Fractions will be rounded down to the market whole cent.

     In the event of a distribution other than in cash, a Depositary will be required to distribute property received by it to the record holders of Depositary Receipts entitled thereto, subject to certain obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to such Depositary, unless such Depositary determines that it is not feasible to make such distribution, in which case such Depositary may, with the approval of the Company, sell such property and distribute the net proceeds from such sale to such holders.

     No distributions will be made in respect of any Depositary Share to the extent that it represents any Preferred Shares which have been converted or exchanged. The Deposit Agreement will also contain provisions relating to the manner in which any subscription or similar rights offered by the Company to holders of the Preferred Shares shall be made available to holders of Depositary Shares.


Redemption of Depositary Shares

     If a series of the Preferred Shares underlying the Depositary Shares is subject to redemption, the Depositary Shares will be redeemed from the proceeds received by the Depositary resulting from the redemption, in whole or in part, of such series of the Preferred Shares held by the Depositary. The Depositary shall mail notice of redemption not less than 30 and not more than 60 days prior to the date fixed for redemption to the record holders of the Depositary Receipts evidencing the Depositary Shares to be so redeemed at their respective addresses appearing in the Depositary's books. The redemption price per Depositary Share will be equal to the applicable fraction of the redemption price per share payable with respect to such series of the Preferred Shares. Whenever the Company redeems shares of Preferred Shares held by the Depositary, the Depositary will redeem as of the same redemption date the number of Depositary Shares relating to shares of Preferred Shares so redeemed. If less than all of the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected by lot or pro rata as may be determined by the Depositary.

     After the date fixed for redemption, the Depositary Shares so called for redemption will no longer be deemed to be outstanding and all rights of the holders of the Depositary Shares and the related Depositary Receipts will cease, except the right to receive the moneys payable upon such redemption and any money or other property to which the holders of such Depositary Shares were entitled upon such redemption upon surrender to the Depositary of the Depositary Receipts evidencing such Depositary Shares.


Voting of the Preferred Shares

     Upon receipt of notice of any meeting at which the holders of the applicable Preferred Shares are entitled to vote, a Depositary will be required to mail the information contained in such notice of meeting to the record holders of the Depositary Receipts evidencing the Depositary Shares which represent such Preferred Shares. Each record holder of Depositary Receipts evidencing Depositary Shares on the record date (which will be the same date as the record date for the Preferred Shares) will be entitled to instruct such Depositary as to the exercise of the voting rights pertaining to the amount of Preferred Shares represented by such holder's Depositary Shares. Such Depositary will endeavor, insofar as practical, to vote the amount of Preferred Shares represented by such Depositary Shares in accordance with such instructions, and the Company will agree to take all reasonable action which may be deemed necessary by such Depositary in order to enable such Depositary to do so. Such Depositary will be required to abstain from voting the amount of Preferred Shares represented by such Depositary Shares to the extent it does not receive specific instructions from the holders of Depositary Receipts evidencing such Depositary Shares. The Depositary will not be responsible for any failure to carry out any instruction to vote, or for the manner or effect of any such vote made, as long as such action or non-action is in good faith and does not result from gross negligence or willful misconduct of such Depositary.


Liquidation Preference

     In the event of the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of each Depositary Share will be entitled to the fraction of the liquidation preference accorded each Preferred Share represented by such Depositary Share, as set forth in the applicable Prospectus Supplement.


Conversion of Preferred Shares

     The Depositary Shares, as such, will not be convertible into or exchangeable for Common Shares, Preferred Shares or any other securities or property of the Company. Nevertheless, if so specified in the applicable Prospectus Supplement relating to an offering of Depositary Shares, the Depositary Receipts may be surrendered by holders thereof to the applicable Depositary with written instructions to such Depositary to instruct the company to cause conversion or exchange of the Preferred Shares represented by the Depositary Shares evidenced by such Depositary Receipts into Common Shares, other shares of Preferred Shares of the Company or such other securities as shall be provided therein, and the Company will agree that upon receipt of such instruction and any amounts payable in respect thereof, it will cause the conversion or exchange thereof utilizing the same procedures as those provided for delivery of Preferred Shares to effect such conversion or exchange. If the Depositary Shares evidenced by a Depositary Receipt are to be converted in part only, a new Depositary Receipt or Depositary Receipts will be issued for any Depositary Shares not to be converted.


Amendment and Termination of a Deposit Agreement

     Any form of Depositary Receipt evidencing Depositary Shares and any provision of a Deposit Agreement will be permitted at any time to be amended by agreement between the Company and the applicable Depositary. However, any amendment that materially and adversely alters the rights of the holders of Depositary Shares will not be effective unless such amendment has been approved by the existing holders of at least a majority of the applicable Depositary Shares then outstanding. Every holder of an outstanding Depositary Receipt at the time any such amendment becomes effective shall be deemed, by continuing to hold such Depositary Receipt, to consent and agree to such amendment and to be bound by the applicable Deposit Agreement as amended thereby.

     Any Deposit Agreement may be terminated by the Company upon not less than 30 days' prior written notice to the applicable Depositary if (i) such termination is necessary to preserve the Company's status as a REIT or (ii) a majority of each series of Preferred Shares affected by such termination consents to such termination, whereupon such Depositary will be required to deliver or make available to each holder of Depositary Receipts, upon surrender of the Depositary Receipts held by such holder, such number of whole or fractional Preferred Shares as are represented by the Depositary Shares evidenced by such Depositary Receipts together with any other property held by such Depositary with receipts to such Depositary Receipts. The Company will agree in each Depositary Agreement that if such Deposit Agreement is terminated to preserve the Company's status as a REIT, then the Company will use its best efforts to list the Preferred Shares issued upon surrender of the related Depositary Shares on a national securities exchange. In addition, a Deposit Agreement will automatically terminate if (i) all outstanding Depositary Shares thereunder shall have been redeemed; (ii) there shall have been a final distribution in respect of the related Preferred Shares in connection with any liquidation, dissolution or winding up of the Company and such distribution shall have been distributed to the holders of Depositary Receipts evidencing the Depositary Shares underlying such Preferred Shares; or (iii) each of the related Preferred Shares shall have been converted or exchanged into securities not so represented by Depositary Shares.


Charges of a Depositary

     The Company will pay all transfer and other taxes and governmental charges arising solely from the existence of a Deposit Agreement. In addition, the Company will pay the fees and expenses of a Depositary in connection with the initial deposit of the Preferred Shares and any redemption of Preferred Shares. However, holders of Depositary Receipts will pay any transfer or other governmental charges and the fees and expenses of a Depositary for any duties requested by such holders to be performed which are outside of those expressly provided for in the applicable Deposit Agreement.


Resignation and Removal of Depositary

     A Depositary may resign at any time by delivering to the Company notice of its election to do so, and the Company may at any time remove a Depositary, any such resignation or removal to take effect upon the appointment of a successor Depositary. A successor Depositary will be required to be appointed within 60 days after delivery of the notice of resignation or removal and will be required to be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50 million.


Miscellaneous

     A Depositary will be required to forward to holders of Depositary Receipts any reports and communications from the Company which are received by such Depositary with respect to the related Preferred Shares.

     Neither Depositary nor the Company will be liable if it is prevented from or delayed in, by law or any circumstances beyond its control, performing its obligations under a Deposit Agreement. The obligations of the Company and a Depositary under a Deposit Agreement will be limited to performing their duties thereunder in good faith and without gross negligence or willful misconduct, and neither the Company nor any applicable Depositary will be obligated to prosecute or defend any legal proceeding in respect of any Depositary Receipts, Depositary Shares or Preferred Shares represented thereby unless satisfactory indemnity is furnished. The Company and any Depositary will be permitted to rely on written advice of counsel or accountants, on information provided by persons presenting Preferred Shares represented thereby for deposit, holders of Depositary Receipts or other persons believed in good faith to be competent to give such information, and on documents believed in good faith to be genuine and signed by a proper party.

     In the event a Depositary shall receive conflicting claims, requests or instructions from any holders of Depositary Receipts, on the one hand, and the Company, on the other hand, such Depositary shall be entitled to act on such claims, requests or instructions received from the Company.

                            DESCRIPTION OF WARRANTS

     The Company may issue, together with any other series of Offered Securities or separately, Warrants entitling the holder to purchase from or sell to the Company, or to receive from the Company the cash value of the right to purchase or sell, Debt Securities, Preferred Shares, Depositary Shares or Common Shares. The Warrants are to be issued under Warrant Agreements (each a "Warrant Agreement") to be entered into between the Company and a warrant agent (the "Warrant Agent"), all as set forth in the applicable Prospectus Supplement relating to the particular issue of Warrants.

     In the case of each series of Warrants, the applicable Prospectus Supplement will describe the terms of the Warrants being offered thereby, including the following, if applicable: (i) the offering price; (ii) the currencies in which such Warrants are being offered; (iii) the number of Warrants offered; (iv) the securities underlying the Warrants; (v) the exercise price, the procedures for exercise of the Warrants and the circumstances, if any, that will cause the Warrants to be deemed to be automatically exercised;
(vi) the date on which the right shall expire; (vii) U.S. federal income tax consequences; and (viii) other terms of the Warrants.

     Warrants may be exercised at the appropriate office of the Warrant Agent or any other office indicated in the applicable Prospectus Supplement. Prior to the exercise of Warrants entitling the holder to purchase any securities, holders of such Warrants will not have any of the rights of holders of the securities purchasable upon such exercise and will not be entitled to payments made to holders of such securities.

     The Warrant Agreements may be amended or supplemented without the consent of the holders of the Warrants issued thereunder to effect changes that are not inconsistent with the provisions of the Warrants and that do not adversely affect the interests of the holders of the Warrants.

              DESCRIPTION OF CONVERTIBLE SUBORDINATED DEBENTURES

     In October 1996 the Company issued $240 million aggregate principal amount of convertible subordinated debentures (the "Convertible Subordinated Debentures"), consisting of $70 million aggregate principal amount of 7.5% Convertible Subordinated Debentures due 2003, Series A (the "Series A Debentures"), $130 million aggregate principal amount of 7.5% Convertible Subordinated Debentures due 2003, Series B (the "Series B Debentures"), and $40 million aggregate principal amount of 7.25% Convertible Subordinated Debentures due 2001 (the "7.25% Debentures"). The Series A Debentures and the 7.25% Debentures were sold in offerings registered under the Securities Act, and the Series B Debentures were sold in an offering outside of the United States pursuant to Regulation S promulgated under the Securities Act.

     The Convertible Subordinated Debentures are convertible into Common Shares, initially at a conversion price of $18 per Common Share, at any time prior to maturity or earlier redemption. Such conversion price is subject to adjustment in certain events, including the payment of dividends or distributions on the Company's Shares in Common Shares or certain other securities issued by the Company, the issuance to all holders of Common Shares of rights, options or warrants entitling them to subscribe for Common Shares (or securities convertible into Common Shares), subdivisions or combinations of the Common Shares into a greater or smaller number of shares, reclassification of Common Shares resulting in an issuance of any of the Company's Shares and certain mergers or combination or sales of substantially all assets of the Company.

     As of June 2, 1998 $35.1 million in principal amount of the Series A and Series B Debentures had been converted into an aggregate of 2.0 million Common Shares, and none of the 7.25% Debentures had been converted.

     The indebtedness evidenced by the Convertible Subordinated Debentures is subordinated and junior in right of payment, to the extent set forth in the trust indenture applicable thereto, to the prior payment in full of amounts then due in respect of all indebtedness of the Company for borrowed money and certain other indebtedness, excluding (i) indebtedness of the Company to a subsidiary or an officer, director, trustee or employee of the Company or a subsidiary, (ii) indebtedness of the Company which, pursuant to the terms of the instrument creating or evidencing such indebtedness, is expressly made pari passu with or subordinate in right of payment to the Convertible Subordinated Debentures and (iii) any liability of the Company for taxes.

     The preceding discussion of certain terms of the Convertible Subordinated Debentures is a summary of certain provisions of the Convertible Subordinated Debentures and the related trust indenture. Such discussion does not purport to be complete and is in all respects subject to and qualified in its entirety by reference to the complete terms thereof and of such trust indenture.

                LIMITATION OF LIABILITY; SHAREHOLDER LIABILITY

     Maryland law permits a REIT to provide, and the Declaration provides, that no trustee, officer, shareholder, employee or agent of the Company shall be held to any personal liability, jointly or severally, for any obligation of or claim against the Company, and that, as far as practicable, each written agreement of the Company is to contain a provision to that effect. Despite these facts, counsel has advised the Company that in some jurisdictions the possibility exists that shareholders of a non-corporate entity such as the Company may be held liable for acts or obligations of the Company. Counsel has advised the Company that the State of Texas may not give effect to the limitation of shareholder liability afforded by Maryland law, but that Texas law would likely recognize contractual limitations of liability such as those discussed above. The Company intends to conduct its business in a manner designed to minimize potential shareholder liability by, among other things, inserting appropriate provisions in written agreements of the Company; however, no assurance can be given that shareholders can avoid liability in all instances in all jurisdictions.


     The Declaration provides that, upon payment by a shareholder of any such liability, the shareholder will be entitled to indemnification by the Company. There can be no assurance that, at the time any such liability arises, there will be assets of the Company sufficient to satisfy the Company's indemnification obligation. The Trustees intend to conduct the operations of the Company, with the advice of counsel, in such a way as to minimize or avoid, as far as practicable, the ultimate liability of the shareholders of the Company. The Trustees do not intend to provide insurance covering such risks to the shareholders.


       REDEMPTION; BUSINESS COMBINATIONS AND CONTROL SHARE ACQUISITIONS


Redemption and Business Combinations

     For the Company to qualify as a REIT under the Code, in any taxable year, not more than 50% in value of its outstanding Shares may be owned, directly or indirectly by five or fewer individuals during the last six months of such year, and the shares must be owned by 100 or more persons during at least 335 days of a taxable year or a proportionate part of a taxable year less than 12 months. In order to meet these and other requirements, the Trustees have the power to redeem or prohibit the transfer of a sufficient number of Shares to maintain or bring the ownership of the Shares into conformity with such requirements. In connection with the foregoing, if the Trustees shall, at any time and in good faith, be of the opinion that direct or indirect ownership of shares representing more than 8.5% in value of the total Shares outstanding (the "Excess Shares") has or may become concentrated in the hands of one beneficial owner, other than Excepted Persons, the Trustees shall have the power (i) to purchase from any shareholder of the Company such Excess Shares, and (ii) to refuse to transfer or issue Shares to any person whose acquisition of such Shares would, in the opinion of the Trustees, result in the direct or indirect beneficial ownership by any person of Shares representing more than 8.5% in value of the outstanding Shares. Any transfer of Shares, options, or other securities convertible into Shares that would create a beneficial owner (other than any of the Excepted Persons) of Shares representing more than 8.5% in value of the total Shares outstanding shall be deemed void ab initio, and the intended transferee shall be deemed never to have had an interest therein. Further the Declaration provides that transfers or purported acquisitions, directly, indirectly or by attribution, of Shares, or securities convertible into Shares, that could result in disqualification of the Company as a REIT are null and void and permits the Trustees to repurchase Shares or other securities to the extent necessary to maintain the Company's status as a REIT. The purchase price for any Shares so purchased shall be determined by the price of the Shares on the principal exchange on which they are then traded, or if no such price is available, then the purchase price shall be equal to the net asset value of such Shares as determined by the Trustees in accordance with applicable law. From and after the date fixed for purchase by the Trustees, and so long as payment of the purchase price for the Shares to be so redeemed shall have been made or duly provided for, the holder of any Excess Shares so called for purchase shall cease to be entitled to distributions, voting rights and any and all other benefits with respect to such Shares, except the right to payment of the purchase price for the Shares.

     The Declaration also requires that Business Combinations between the Company and a beneficial holder of 10% or more of the outstanding Shares (a "Related Person") be approved by the affirmative vote of the holders of at least 75% of the Shares unless (1) the Trustees by unanimous vote or written consent shall have expressly approved in advance the acquisition of the outstanding Shares that caused the Related Person to become a Related Person or shall have approved the Business Combination prior to the Related Person involved in the Business Combination having become a Related Person; or (2) the Business Combination is solely between the Company and a 100% owned affiliate of the Company. As permitted by law, the Company has elected to be governed by such provisions rather than the provisions of Subtitle 6 of Title 3 of the Corporations and Associations Article of the Annotated Code of Maryland regarding business combinations.

     Under the Declaration the number of trustees may be fixed from time to time by two-thirds of the Trustees or by an amendment of the Declaration by the shareholders of the Company, with a minimum of three and a maximum of 12 trustees, a majority of whom must be Independent Trustees. The Declaration fixes the current number of trustees of the Company at five and divides the Trustees into three groups. Trustees in each group are elected to three-year terms. As the Trustees' terms expire, replacements are elected by a majority of the outstanding Shares. The classified nature of the Trustees may make it more difficult for the shareholders to remove the management of the Company than if all trustees were elected on an annual basis. Vacancies may be filled by a majority of the remaining trustees, except that a vacancy among the Independent Trustees must be filled by a majority of the remaining Independent Trustees or by majority vote of the Company's shareholders. Any trustee may be removed for cause by all the remaining trustees, or without cause by vote of two-thirds of the Shares then outstanding and entitled to vote thereon.

     The provisions regarding business combinations and the classified nature of the Trustees and certain other matters may not be repealed or amended without the affirmative vote of at least 75% of the shareholders of the Company, provided that the Trustees, by two-thirds vote, may, without the approval or consent of the shareholders, adopt any amendment that they in good faith determine to be necessary to permit the Company to qualify as a REIT under the Code.

     The foregoing provisions may have the effect of discouraging unilateral tender offers or other takeover proposals which certain shareholders might deem in their interests or pursuant to which they might receive a substantial premium for their Shares. The provisions could also have the effect of insulating current management against the possibility of removal and could, by possibly reducing temporary fluctuations in market price caused by accumulations of Shares, deprive shareholders of opportunities to sell at a temporarily higher market price. However, the Trustees believe that inclusion of the business combination provisions in the Declaration may help assure fair treatment of shareholders and preserve the assets of the Company.


Control Share Acquisition

     Maryland law provides for a limitation of voting rights in a "control share acquisition." The Maryland statute defines a control share acquisition at the 20%, 33-1/3% and 50% acquisition levels, and requires a two-thirds vote (excluding shares owned by the acquiring person and certain members of management) to accord voting rights to shares acquired in a control share acquisition. The statute would require the target company to hold a special meeting at the request of an actual or proposed control share acquiror subject to compliance with certain conditions by such acquiror. In addition, unless the charter, declaration of trust or by-laws provide otherwise, the statute gives the company, within certain time limitations, various redemption rights if there is a shareholder vote on the issue and the grant of voting rights is not approved, or if an "acquiring person statement" is not delivered to the target company within 10 days following a control share acquisition. Moreover, unless the charter, declaration of trust or by-laws provide otherwise, the statute provides that if, before a control share acquisition occurs, voting rights for control shares are approved at a shareholders' meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, then all other shareholders may exercise appraisal rights. The statute does not apply to shares acquired in a merger, consolidation or share exchange if the company is a party to the transaction. An acquisition of shares may be exempted from the control share statute provided that a charter, declaration of trust or by-law provision is adopted for such purpose prior to the control share acquisition. There are no such provisions in the Declaration or By-Laws of the Company.


Rights Plan

     In October 1994 the Trustees adopted a shareholder rights plan (the "Rights Plan"). The Rights Plans provides for the distribution of one Junior Participating Preferred Share purchase right (a "Right") for each Common Share. Each Right entitles the holder to buy 1/100th of a Junior Participating Preferred Share (or, in certain circumstances, to receive cash, property, Common Shares or other securities of the Company) at an exercise price of $50 per 1/100th of a Junior Participating Preferred Share. Certain powers, preferences and rights and certain qualifications, limitations and restrictions of the Junior Participating Preferred Shares are summarized above under "Description of Preferred Shares--Junior Participating Shares."

     Initially, the Rights are attached to certificates representing Common Shares. The Rights will separate from such Common Shares and a "Distribution Date" will occur upon earlier of (i) 10 business days (or such later date as the Trustees may determine before a Distribution Date occurs) following a public announcement by the Company that a person or group affiliated or associated persons, with certain exceptions (an "Acquiring Person"), has acquired, or has obtained the right to acquire, beneficial ownership of 10% or more of the outstanding Common Shares (the date of such announcement being a "Share Acquisition Date") or (ii) 10 business days (or such later date as the Trustees may determine before a Distribution Date occurs) following the commencement of a tender offer or exchange offer that would result in a person becoming an Acquiring Person.

     Until the Distribution Date, (i) the Rights will be evidenced by the certificates for Common Shares and will be transferred with and only with such Common Share certificates, (ii) Common Share certificates will contain a notation incorporating the rights agreement pursuant to which the Rights were issued (the "Rights Agreement") by reference and (iii) the surrender for transfer of any certificates for Common Shares outstanding will also constitute the transfer of the Rights associated with the Common Shares represented by such certificates.

     The Rights are not exercisable until the Distribution Date and will expire at the close of business on October 17, 2004, unless earlier redeemed or exchanged by the Company as described below. Until a Right is exercised, the holder thereof, as such, has no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

     In the event (a "Flip-In Event") a Person becomes an Acquiring Person (except pursuant to a tender or exchange offer for all outstanding Common Shares at a price and on terms which a majority of the Company's Outside Trustees (as defined in the Rights Agreement) determines to be fair to and otherwise in the best interests of the Company and its shareholders (a "fair offer")), each holder of a Right will thereafter have the right to receive, upon exercise of such Right, Common Shares (or, in certain circumstances, cash, property or other securities of the Company) having a Current Market Price (as defined in the Rights Agreement) equal to two times the exercise price of the Right. Notwithstanding the foregoing, following the occurrence of any Flip-In Event, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person (or by certain related parties) will be null and void in the circumstances set forth in the Rights Agreement. However, Rights will not be exercisable following the occurrence of any Flip-In Event until such time as the Rights are no longer redeemable by the Company as set forth below.

     In the event (a "Flip-Over Event") that, at any time on or after the Share Acquisition Date, (i) the Company shall take part in a merger or other business combination transaction (other than certain mergers that follow a fair offer) and the Company shall not be the surviving entity or (ii) the Company shall take part in a merger or other business combination transaction in which the Common Shares are changed or exchanged (other than certain mergers that follow a fair offer) or (iii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided, as set forth above) shall thereafter have the right to receive, upon exercise, a number of shares of common stock of the acquiring company having a Current Market Price equal to two times the exercise price of the Right. Flip-In Events and Flip-Over Events are collectively referred to as "Triggering Events."

     The Purchase Price payable and the number of Junior Participating Preferred Shares (or the amount of cash, property or other securities) issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a share dividend on, or a subdivision, combination or reclassification of, the Junior Participating Preferred Shares,
(ii) if holders of the Junior Participating Preferred Shares are granted certain rights or warrants to subscribe for Junior Participating Preferred Shares or convertible securities at less than the Current Market Price of the Junior Participating Preferred Shares or (iii) upon the distribution to holders of the Junior Participating Preferred Shares of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above). With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. The Company is not required to issue fractional Shares upon the exercise of any Right, and in lieu thereof, a cash payment will be made.

     At any time until 10 business days following the Share Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right, payable, at the option of the Company, in cash, Common Shares or other consideration as the Trustees may determine. Immediately upon the effectiveness of the action of the Trustees ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 per Right redemption price.

     The term of the Rights, other than key financial terms and the date on which the Rights expire, may be amended by the Trustees prior to the Distribution Date. Thereafter, the provisions of the Rights Agreement may be amended by the Trustees only in order to cure any ambiguity, defect or inconsistency, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person and certain other related parties) or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to lengthen the time period governing redemption is permitted to be made at such time as the Rights are not redeemable.


                             PLAN OF DISTRIBUTION

     The Company may sell the Offered Securities to one or more underwriters for public offering and sale by them or may sell the Offered Securities to investors directly or through agents. Any such underwriter or agent involved in the offer and sale of the Offered Securities will be named in the applicable Prospectus Supplement.

     The distribution of Offered Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such market prices or at negotiated prices. In connection with the sale of Offered Securities, underwriters or agents may receive or be deemed to have received compensation from the Company or from purchasers in the form of underwriting discounts, concessions or commissions. Underwriters may sell Offered Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or from purchasers.


     Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of Offered Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Offered Securities may be deemed to be underwriters, and any discounts, concessions and commissions received by them and any profit realized by them on resale of the Offered Securities may be deemed to be underwriting discounts and commissions, under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

     If so indicated in the applicable Prospectus Supplement, the Company will authorize underwriters or other persons acting as the Company's agents to solicit offers by certain institutions to purchase Offered Securities from the Company at the public offering price set forth in such Prospectus Supplement pursuant to contracts providing for payment and delivery on a future date or dates. Institutions with whom such contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions, but will in all cases be subject to the approval of the Company. Any such contracts will be subject to the condition that the purchase by an institution of the Offered Securities covered by its contracts shall not at the time of delivery be prohibited under the law of any jurisdiction in the United States to which such institution is subject and, if a portion of the Offered Securities is being sold to underwriters, may be subject to the condition that the Company shall have sold to such underwriters the Offered Securities not sold for delayed delivery. The underwriters and such other persons will not have any responsibility in respect of the validity or performance of such contracts.

     Unless otherwise specified in the related Prospectus Supplement, each series of Offered Securities will be a new issue with no established trading market, other than Common Shares which are listed on the New York Stock Exchange. Any Common Shares sold pursuant to a Prospectus Supplement will be listed on such Exchange. The Company may elect to list any other series of Offered Securities on an exchange, but is not obligated to do so. Any underwriters to whom Offered Securities are sold by the Company for public offering and sale may make a market in such Offered Securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of or the trading markets for any Offered Securities.

     Certain of the underwriters and their affiliates may be customers of, engage in transactions with and perform services for the Company and its subsidiaries in the ordinary course of business.

     The specific terms and manner of sale of the Offered Securities will be set forth or summarized in the applicable Prospectus Supplement.

                                 LEGAL MATTERS

     Certain legal matters with respect to the Offered Securities offered by the Company will be passed upon for the Company by Sullivan & Worcester LLP, Boston, Massachusetts. Sullivan & Worcester LLP, will rely, as to all matters of Maryland law, upon one or more opinions of Piper & Marbury L.L.P., Baltimore, Maryland. Barry M. Portnoy, was a partner in the firm of Sullivan & Worcester LLP until March 31, 1997 and is a Managing Trustee of the Company and HPT, a director and 50% shareholder of REIT Management & Research, Inc, the Company's investment advisor ("RMR") and its affiliate, HRPT Advisors, Inc., the predecessor investment advisor of the Company. Mr. Portnoy is also a director and/or significant shareholder of certain lessees of and borrowers from the Company. Sullivan & Worcester LLP represents HPT, RMR, certain of such lessees and borrowers and certain affiliates of each of the foregoing on various matters.


                                    EXPERTS

     The consolidated financial statements and financial statement schedules of the Company included or incorporated by reference in the Company's Annual Report on Form 10-K for the year ended December 31, 1997, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included or incorporated by reference therein and incorporated herein by reference which, as to the years 1997 and 1996, are based in part on the report of Arthur Andersen LLP, independent public accountants. Such consolidated financial statements and financial statement schedules are incorporated herein by reference in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.

     The statement of revenue and certain expenses for 1600 Market Street for the year ended December 31, 1997 included in the Company's Current Report on Form 8-K dated March 30, 1998 has been audited by Ernst & Young LLP, independent auditors, as set forth in their report included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The statement of revenues and certain expenses of 1735 Market Street for the year ended December 31, 1997 incorporated by reference in this Prospectus and elsewhere in the registration statement has been audited by Arthur Andersen LLP, independent public accountants, and is included herein in reliance upon the authority of said firm as experts in giving said reports.

                             ---------------------

THE AMENDED AND RESTATED DECLARATION OF TRUST OF THE COMPANY, DATED JULY 1, 1994, A COPY OF WHICH, TOGETHER WITH ALL AMENDMENTS THERETO (THE "DECLARATION"), IS DULY FILED IN THE OFFICE OF THE DEPARTMENT OF ASSESSMENTS AND TAXATION OF THE STATE OF MARYLAND, PROVIDES THAT THE NAME "HEALTH AND RETIREMENT PROPERTIES TRUST" REFERS TO THE TRUSTEES UNDER THE DECLARATION COLLECTIVELY AS TRUSTEES, BUT NOT INDIVIDUALLY OR PERSONALLY, AND THAT NO TRUSTEE, OFFICER, SHAREHOLDER, EMPLOYEE OR AGENT OF THE COMPANY SHALL BE HELD TO ANY PERSONAL LIABILITY, JOINTLY OR SEVERALLY, FOR ANY OBLIGATION OF, OR CLAIM AGAINST, THE COMPANY. ALL PERSONS DEALING WITH THE COMPANY, IN ANY WAY, SHALL LOOK ONLY TO THE ASSETS OF THE COMPANY FOR THE PAYMENT OF ANY SUM OR THE PERFORMANCE OF ANY OBLIGATION.

==========================================================
 No dealer, salesman or other person has been authorized to give any information or to make any representation not contained or incorporated by reference in this Prospectus
Supplement and Prospectus. If given or made, such information or representation must not be relied upon as having been authorized by the Company or the Underwriters.
This Prospectus Supplement and the Prospectus do not constitute an offer to sell, or solicitation of an offer to buy, Notes in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus
Supplement or the Prospectus nor any sale made hereunder or thereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof.

                    ---------------------

                      TABLE OF CONTENTS

                                                        Page
                                                      --------
                  Prospectus Supplement

Prospectus Supplement Summary .......................   S-3
Recent Developments .................................   S-6
Capitalization ......................................   S-7
Use of Proceeds .....................................   S-7
The Company .........................................   S-7
Investment Policy ...................................   S-9
Financing Policy ....................................   S-9
Lease Expirations ...................................   S-10
The Tenants .........................................   S-10
Description of the Notes ............................   S-12
Certain Federal Income Tax Considerations ...........   S-18
Underwriting ........................................   S-21
Legal Matters .......................................   S-21
Incorporation of Certain Information
   by Reference .....................................   S-22
Forward Looking Statements ..........................   S-22


                        Prospectus

Available Information ...............................    (ii)
Incorporation of Certain Documents
   by Reference .....................................    (ii)
The Company .........................................      1
Use of Proceeds .....................................      1
Ratio of Earnings to Fixed Changes ..................      1
Description of Debt Securities ......................      1
Description of Shares ...............................     10
Description of Preferred Shares .....................     11
Description of Depositary Shares ....................     17
Description of Warrants .............................     19
Description of Convertible Subordinated
   Debentures .......................................     20
Limitation of Liability; Shareholder Liability ......     20
Redemption; Business Combinations and
   Control Share Acquisitions .......................     21
Plan of Distribution ................................     24
Legal Matters .......................................     25
Experts .............................................     25



                        $200,000,000





                            HRPT
                      Properties Trust




                     % Senior Notes due 2003




                    ---------------------
                    PROSPECTUS SUPPLEMENT
                    ---------------------



                     Merrill Lynch & Co.

                Donaldson, Lufkin & Jenrette

                 Morgan Stanley Dean Witter

                    Salomon Smith Barney


                        August , 1998



==========================================================